NO ACT

PE
1-27-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005641

MAR 18 2014

Washington, DC 20549

March 18, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-18-14

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Revlon, Inc.
Incoming letter dated January 27, 2014

Dear Mr. Gerber:

This is in response to your letters dated January 27, 2014 and February 19, 2014 concerning the shareholder proposal submitted to Revlon by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated February 10, 2014 and February 20, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jared S. Goodman
PETA Foundation
jaredg@petaf.org

March 18, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Revlon, Inc.
Incoming letter dated January 27, 2014

The proposal would have the board issue an annual report to shareholders disclosing the company's policy on animal testing and other information specified in the proposal.

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to Revlon's business. Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of the humane treatment of animals. Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Revlon's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

February 20, 2014

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

Re: Reply to Revlon, Inc.'s Supplement Regarding 2014 Annual Meeting Shareholder Proposal Submitted by PETA

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) to briefly reply to Revlon, Inc.'s ("Revlon") February 19, 2014, supplement to its request that the Staff concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by Revlon in connection with its 2014 annual meeting of shareholders (the "proxy materials").

For your ease of reference, recall that the Proposal, titled "Transparency in Animal Testing," requests that the Board issue "an annual report to shareholders accurately disclosing the company's policy on animal testing; any violations of the policy or changes to the policy; whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, formulations, or ingredients; countries in which those tests occurred; the types of tests; the numbers and species of animals used; and specific actions our Company is taking to eliminate this testing."

Revlon's supplement again alleges that it may exclude the Proposal because (1) it has been substantially implemented by the statement posted to its Facebook page and "its announcement that it is exiting its operations in China," and (2) it is not significantly related to the company's business. These arguments are without merit and must fail for the following reasons.

First, it is astounding that Revlon continues to allege that it has "directly addressed its policy on animal testing, clearly and publicly with its Facebook statement" and that the statement "fully informs consumers and stockholders about where the Company stands on the issue and the Company's practices." Supplement at 2. Its Facebook statement does not accurately convey Revlon's animal testing policy and obfuscates the fact that Revlon has knowingly funded animal tests on the company's products:

> Revlon does not conduct animal testing and has not done so since 1989. We comprehensively test all of our products using the most technologically advanced methods available to ensure they are both innovative and safe to use. We believe that women should have the opportunity to express themselves through makeup, so we sell our products in many markets around the world and as such, are subject to local rules and regulations. Regulatory authorities in a few countries conduct independent testing in order to satisfy their own mandatory registration requirements. Revlon complies with all regulations in the countries in which our products are sold, and supports the advancement of non-animal testing alternatives and methodologies in our industry.

It does not inform the many consumers or stockholders concerned about Revlon's animal testing policy that any of the regulatory authorities to which it refers may conduct ***animal*** tests, let alone that Revlon is selling its products in at least one country (China) where it knowingly funds animal tests that are required before the products may be sold there. PETA does not suggest that the statement is false—but it is unquestionably materially misleading and fails to "directly," "clearly," or "fully inform[]" customers of animal tests on Revlon products.

Second, as discussed in detail in PETA's February 10, 2014, correspondence, Revlon's "exiting its operations in China" is meaningless as to whether the company's products will continue to be sold and tested on animals there. Remarkably, Revlon continues to point to this exit plan notwithstanding that the plan does not even refer to the sale of products in China and company executives confirmed to PETA that this does not mean that its products will not be sold (and therefore tested on animals at its expense) there.

Put simply, Revlon cannot truthfully allege that its Facebook statement and "exit plan" substantially implement the Proposal and inform a customer or stockholder as to whether Revlon funds or is otherwise responsible for animal tests, which is unquestionably a matter of public importance. These materials, at best, obfuscate the company's role in these tests, and at worst, are designed to mislead customers and stockholders by giving the impression that the company remains "cruelty free" and its products are not tested on animals.

Finally, the Proposal is clearly significantly related to the company's business. Revlon attempts to distinguish the District Court's decision in *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554 (D.D.C. 1985), and the Staff's decision in *Coach, Inc.* (Aug. 19, 2010)—both of which found that the companies could not exclude proposals in reliance on Rule 14a-8(i)(5)—on the ground that "the essence of the product itself . . . were at issue." Whether a proponent is addressing the use of animals in a product, whether that use is the "essence" of the product, or the company selling in a market in which it funds animal tests on its products is irrelevant to the analysis.

The *Lovenheim* court expressly stated that the plaintiff had shown a likelihood of prevailing on the merits with regard to the issue of whether the proposal was "otherwise significantly related" to the defendant's business by establishing "[1] the ethical and social significance of plaintiff's proposal and [2] the fact that it implicates significant levels of sales," even though at a net loss. 618 F. Supp. at 561.

The ethical and social significance of animal tests for cosmetics is clear. As discussed in the Proposal, animal testing for cosmetics is so cruel, archaic, and unnecessary that it is "now illegal in the European Union, India, and Israel and is not required in the United States." Moreover, in a 2011 random telephone survey of the United States' general adult public, 72 percent of respondents agreed that testing cosmetics on animals is unethical and 61 percent of respondents said that cosmetics and personal care product companies should not be allowed to test products on animals.[1] Particularly pertinent here, there is also ongoing class action litigation against at least one other company, Mary Kay, for similarly reporting that it did not conduct any animal tests and enjoying its reputation as a cruelty-free company while it sold its products and funded animal tests on them in China.[2]

The Proposal also implicates significant levels of sales. Revlon stated in its no-action request that its sale of products in China accounts for "less than 2% of the Company's <u>gross sales</u> for fiscal year 2012. According to its annual report, Revlon's <u>net sales</u> (gross sales minus sales returns, allowances, and discounts) in that year accounted for $1,426,100,000, meaning that "less than 2%" includes net sales of up to $28,522,000 and even greater gross sales.

Revlon also misrepresents the *Lovenheim* court's statement that a proposal could be excluded if it "was ethically significant in the abstract but had no meaningful relationship to the business" of the company, as <u>the court further elaborated in that very sentence</u> that "no meaningful relationship" would exist with the proposal related to importing foie gras if the company "was not engaged in the business of importing paté de foie gras." *Lovenheim*, 618 F. Supp. at 561 n.16. In the instant case, there would be "no meaningful relationship" only if, for example, Revlon was not involved in any animal tests, did not fund animal tests, did not sell in markets that require animal tests to be conducted, and there was no reason to believe it would do so in the future. That is indisputably not the case here.

* * *

For these reasons, we again respectfully request that the Staff decline to issue a no-action response to Revlon and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8.

Thank you.

Very truly yours,

Jared S. Goodman

Enclosure

cc: Marc Gerber, Skadden, Arps, Slate, Meagher & Flom LLP, marc.gerber@skadden.com

---

[1] Physicians Committee for Responsible Medicine, *More Than a Makeup Trend: New Survey Shows 72 percent of Americans Oppose Testing Cosmetics Products on Animals*, http://pcrm.org/research/animaltestalt/cosmetics/americans-oppose-testing-cosmetics-on-animals.
[2] Second Amended Complaint, *Stanwood v. Mary Kay*, No. 8:12-cv-312 (C.D. Cal. July 18, 2012) (attached).

EAGAN AVENATTI, LLP
Michael J. Avenatti, State Bar No. 206929
mavenatti@eaganavenatti.com
Scott H. Sims, State Bar No. 234148
ssims@eaganavenatti.com
450 Newport Center Drive, 2nd Floor
Newport Beach, CA 92660
Telephone: 949.706.7000
Facsimile: 949.706.7050

THE X-LAW GROUP, P.C.
Filippo Marchino, State Bar No. 256011
filippo.marchino@xlawx.com
Damon Rogers, State Bar No. 263853
damon.rogers@xlawx.com
11100 Santa Monica Blvd., Suite 150
Los Angeles, CA 90025
Telephone: 213.536.4298
Facsimile: 213.226.4691

Attorneys for Plaintiff

FILED
2012 JUL 18 PM 2:43
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
SANTA ANA
BY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

ASHLEY STANWOOD, an individual, Plaintiff, vs. MARY KAY, INC., a Delaware Corporation, Defendant.	CASE NO.: SACV12-0312 CJC (ANx) **SECOND AMENDED NATIONWIDE AND CALIFORNIA CLASS ACTION COMPLAINT FOR:** 1. **FRAUD/FRAUDULENT CONCEALMENT;** 2. **UNFAIR BUSINESS PRACTICES (Cal. Bus. & Prof. Code § 17200 et seq.)** 3. **FALSE ADVERTISING (Cal. Bus. & Prof. Code § 17500 et seq.); and** 4. **VIOLATIONS OF CALIFORNIA'S CONSUMERS LEGAL REMEDIES ACT** **DEMAND FOR JURY TRIAL**

Plaintiff individually and on behalf of all others similarly situated, complains and alleges as follows:

I. OVERVIEW

1. This class action arises out of the deceptive and misleading conduct of Defendant Mary Kay, Inc. ("Defendant" or "Mary Kay") related to its business operations. Specifically, it relates to Defendant's misleading conduct in marketing, advertising, selling, promoting and/or distributing cosmetic products to consumers in the United States by touting the company's business operations as not testing *any* of its products on animals. Companies that do not test on animals are sometimes referred to as "cruelty free." Since approximately 1990, Defendant engaged in an extensive and long-term marketing and advertising campaign touting the company's business operations as not testing *any* of its products on animals. In reality, however, since at least 1996 Defendant's business operations included animal testing. Defendant tested on animals in order to do business in China and other foreign countries, thereby reaping hundreds of millions of dollars in sales. Defendant later purported to disclose, at least on its website, that its business operations included animal testing "as required by law," but the disclosures were wholly inadequate and deceptive. Moreover, even when Defendant placed inadequate and deceptive purported disclosures on its website, it continued to claim in other arenas that its business operations were such that the company did not test *any* of its products on animals.

2. The named plaintiff brings this suit individually, and on behalf of all others similarly situated.

3. As a result of the unfair, unlawful, fraudulent and deceptive practices of Defendant as described herein, Defendant has (a) concealed and misled consumers into believing that Defendant's business operations did not include testing *any* of its cosmetic products on animals; (b) unfairly, unlawfully and improperly induced consumers into purchasing cosmetic products from it by misleading consumers into

believing the company's business operations did not include animal testing on *any* of its products (even the ones the consumer was not purchasing); (c) advertised, marketed and/or labeled the company's business operations and its cosmetic products in a way that was misleading in a material respect and/or likely to deceive consumers; and (d) acted to conceal and mislead consumers so as to create a likelihood of confusion regarding the Defendant, its business operations, its animal testing policies and practices and whether each engaged in any animal testing whatsoever.

II. JURISDICTION AND VENUE

4. This Court has subject matter jurisdiction over this action pursuant to the Class Action Fairness Act of 2005 and 28 U.S.C. § 1332 because there are over 100 members of the proposed class, at least one member of the proposed class has a different citizenship from a defendant and the total matter in controversy exceeds $5,000,000. Venue is proper in the Central District of California because this district is the district in which a substantial part of the events or omissions giving rise to the claims occurred.

III. PARTIES

5. Plaintiff Ashley Stanwood ("Stanwood") is an individual consumer residing in Los Angeles County, California who, during the proposed Class Period, purchased a multitude of Defendant Mary Kay's cosmetic products within Los Angeles County, California. Stanwood was exposed to Mary Kay's extensive and long term marketing and advertising campaign touting the company and its business operations as not testing *any* of its products on animals, which campaign is explained in more detail below. By way of example only, Stanwood purchased the following Mary Kay products: Concealer Beige 2, Mascara Waterproof Black, Mineral Eyes Colors, Compacts and Brushes, and After Sun Replenishing Gel. Stanwood purchased Mary Kay products from Jacqueline (last name presently unknown), a Mary Kay

representative with the phone number A & OMB Memorandum M-0 Jacqueline represented to Plaintiff in approximately September 2011, as part of her purchase, that Mary Kay did not test *any* of its products on animals. In buying the aforementioned products, Stanwood relied on the representation made by Jacqueline that Mary Kay's business operations did not animal test on *any* of its cosmetic products, and would not have purchased any Mary Kay products (including the aforementioned products she purchased) but for that representation (even if her particular product was not animal tested). Further, in reliance on Mary Kay's concealment of the fact that its business operations involved animal testing some of its products, she purchased Mary Kay products she otherwise would not have purchased had it been disclosed that Mary Kay engaged in any animal testing on any of its products (even products Plaintiff purchased were not animal tested). Plaintiff thus lost money or property because, in reliance on Mary Kay's representations and concealments, she purchased products she would not have purchased but for those representations and concealments.

6. Defendant Mary Kay, Inc. is a Delaware Corporation, headquartered in Texas, and registered to do business in California, which manufactured, marketed, advertised, distributed, and/or produced Cosmetic Products during the Class Period in the United States and in the Central District of California.

IV. SUBSTANTIVE ALLEGATIONS

7. During the Class Period, Mary Kay engaged in an extensive and long term marketing and advertising campaign touting itself as a company that did not test any of its products on animals and as a company that was committed to the elimination of animal testing.

8. By way of example only, Mary Kay's marketing and advertising campaign included the following:

a. During the Class Period and through 2012, Mary Kay represented to the People for the Ethical Treatment of Animals ("PETA"), through a pledge, that Mary Kay did not and would not test any of its products on animals. Mary Kay did so to ensure the company's placement on PETA's "Do Not Test" list. Mary Kay's representations to PETA were false, and made with actual or constructive knowledge that, and with the specific intent that, PETA would repeat this misrepresentation to consumers, including consumers considering whether to purchase Mary Kay products, and that it would influence the conduct of consumers considering whether to purchase Mary Kay products. PETA did in fact repeat this misrepresentation to consumers, including consumers considering whether to purchase Mary Kay products. Mary Kay's actions in this regard were deceptive, misleading and false, as Mary Kay was in fact animal testing during this time period.

b. During the Class Period, Mary Kay represented to the Coalition for Consumer Information of Cosmetics (the "Coalition") that the company did not and would not test any of its products on animals. Mary Kay did so to ensure the company's placement on the Coalition's "Leaping Bunny" list. The "Leaping Bunny" list is a list of cosmetic companies that do no conduct any animal testing. Mary Kay's representations to the Coalition were false, and made with actual or constructive knowledge that, and with the specific intent that, the Coalition would repeat the misrepresentation to consumers, including consumers considering whether to purchase Mary Kay products, and that it would influence the conduct of consumers considering whether to purchase Mary Kay products. The Coalition did in fact repeat this misrepresentation to consumers. Mary Kay's actions in this regard were deceptive, misleading and false, as Mary Kay was in fact animal testing during this time period.

c. During the Class Period and through at least March 18, 2009, Mary Kay's website stated "Mary Kay does not conduct animal testing for its products and is a PETA pledge member." Mary Kay's actions in this regard were deceptive, misleading and false, as Mary Kay was in fact animal testing during this time period.

d. During the Class Period Mary Kay specifically represented to its sales force that Mary Kay did not test any of its products on animals, with full knowledge and intent that its sales force would repeat those representations to consumers, and that it would influence the conduct of consumers considering whether to purchase Mary Kay products. Mary Kay's sales force (including the Mary Kay representative who sold products to Plaintiff Stanwood) did in fact repeat to consumers that the company did not test any of its products on animals.

9. Mary Kay initiated its extensive and long-term marketing and advertising campaign around 1990, shortly after the company was lampooned by cartoonist Berkeley Breathed in a series called "The Night of the Mary Kay Commandos." Despite engaging in this marketing campaign, in or around 1995, Mary Kay opened its first factory in China, and began animal testing around that time. Despite beginning to test products on animals, Mary Kay did not stop marketing and advertising the company's business operations as not testing any of its products on animals.

10. On information and belief, during the Class Period, in addition to the specific examples above, Defendant made consistent and repeated misleading and/or inadequate representations about the company's business operations as not testing *any* products on animals.

11. Sometime after March 18, 2009, Defendant placed an inadequate and misleading representation on its website, and possibly in other forums, purporting to disclose that it does test some products on animals. That disclosure was misleading and

wholly inadequate to properly inform consumers. Specifically, Defendant stated on its website that its business operations were such that it does not test any of its products on animals "except when required by law." This statement was wholly inadequate and misleading as it implied Defendant conducted animal testing only when required by American law, yet no American law required animal testing. Further, though Defendant placed this inadequate and misleading representation on its website, it continued its extensive marketing and advertising campaign in other forums touting the company's business operations as not animal testing any of its products. On information and belief, Defendant knew the purported disclosure on its website was inadequate and misleading, and the purported disclosures were made purely for the purpose of trying to avoid legal liability while at the same time suggesting Defendant's business operations did not test *any* of its products on animals.

12. In addition to its affirmative misrepresentations, during the Class Period, Defendant had a duty to disclose to all prospective purchasers of its products that its business operations included animal testing on some of its products. Defendant had such a duty irrespective of whether Defendant was animal testing on the particular product purchased by the consumer. Defendant had a duty to disclose to Plaintiff and the Class that its business operations included animal testing because (1) Defendant had exclusive knowledge of a material fact (i.e. that the company's business operations included animal testing) not known or reasonably accessible to Plaintiff and the Class; (2) Defendant actively concealed the material fact from Plaintiff and the Class; and (3) after March 18, 2009 Defendant made partial representations, at least on its website, regarding not performing animal testing except as "required by law", but the partial misrepresentation was misleading as Defendant did not disclose the material fact that it was not referring to American law.

13. The commercial success of Defendant's products during the Class Period was positively influenced by its extensive and long term marketing and advertising campaign and its direct representations regarding the company's business operations

not testing any of its products on animals. Simply put, Defendant reaped hundreds of millions of dollars in revenue from U.S. consumers, including Plaintiff, who relied on Defendant's representations and failures to disclose and would not have purchased any products of Defendant but for Defendant's misrepresentations and failures to disclose described herein—i.e. Plaintiff would not have purchased any of Defendant's products had she known Defendant's business operations included testing any products on animals (even if the particular product she was purchasing was not tested on animals). In other words, whether Defendant tests any of its products on animals whatsoever is material information.

14. With full knowledge regarding the materiality, to an American consumer, of whether Defendant tests any of its products on animals, Defendant made a profit motivated decision to enter the Chinese market. Defendant subsequently began testing certain of its products on animals and/or hired others to conduct animal testing of its products.

15. However, rather than being up front with American consumers regarding its animal testing policies and adequately disclosing that it was animal testing and was not "cruelty" free, Defendant instead continued its extensive and long term marketing and advertising campaigns touting itself as not testing *any* of its products on animals. Defendant's unfair, deceptive and/or fraudulent representations, and its failures to disclose regarding its animal testing, operations, policies, and practices was material.

16. Plaintiff did not suspect or discover, and through the exercise of reasonable diligence could not have discovered, Defendant's wrongful conduct as described herein until within the last year. Indeed, PETA, a "watchdog" organization as it relates to animal testing, did not even discover Defendant was animal testing and thus did take Defendant off its "Do Not Test" List until early 2012.

17. Defendant's misleading of the American public was not without motive. In 2011, the Physician's Committee for Responsible Medicine ("PCRM"), a U.S. based non-profit, commissioned random telephone surveys of the United States' general adult

public, which asked individuals about their views on the use of animals in cosmetics testing. In the survey, 72 percent of respondents agreed that testing cosmetics on animals is inhumane or unethical and 61 percent of respondents said that cosmetics and personal care product companies should not be allowed to test products on animals.

18. On information and belief, the failure of Defendant to adequately inform consumers regarding its business operations related to animal testing was willful, and profit driven, in that Defendant recognized that if Defendant was honest and forthright with their U.S. customers, Defendant would lose significant sales, profits, and market share.

19. As a result of the unfair, unlawful, fraudulent, deceptive and/or misleading practices in advertising and marketing as described herein, and in reliance on Defendant's representations and omissions regarding its business operations related to animal testing, Plaintiff purchased products from the Defendant. Plaintiff would not have purchased any products from the Defendant but for Defendant's unfair, fraudulent, and unlawful practices described herein.

V. CLASS ACTION ALLEGATIONS

Fed. R. Civ. Proc. 23(b)(2)

20. Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23(b)(2) on behalf of herself and all purchasers of Defendant's cosmetic products from January 1, 1996 to February 27, 2012 (the "Injunctive Relief Class"), with the following subclasses:

i. All persons in the United States, including those in the State of California, who purchased cosmetic products of Mary Kay, Inc. from January 1, 1996 to March 18, 2009.

ii. All persons in the United States, including those in the State of California, who purchased cosmetic products of Mark Kay, Inc. from March 19, 2009 to February 27, 2012.

iii. All persons who purchased cosmetic products of Mary Kay, Inc. in the State of California from January 1, 1996 to March 18, 2009.

iv. All persons who purchased cosmetic products of Mary Kay, Inc. in the State of California from March 19, 2009 to February 27, 2012.

21. Excluded from the Injunctive Relief Class is any person or entity in which any judge, justice or judicial officer presiding over this matter and members of their immediate families and judicial staff, have any controlling interest. Excluded from the Injunctive Relief Class is any partner or employee of Class Counsel.

22. Class certification is proper under Fed. R. Civ. Proc. 23(b)(2) because Defendant has acted (or refused to act) on grounds generally applicable to the Injunctive Relief Class thereby making appropriate injunctive relief with respect to the Injunctive Relief Class as a whole.

23. Plaintiff reserves the right to modify the definition of the Injunctive Relief Class after further discovery, and further reserves the right to only seek class certification under Fed. R. Civ. Proc. 23(b)(2) for injunctive relief and not to seek class certification under Fed. R. Civ. Proc. 23(b)(3) for monetary damages.

Fed. R. Civ. Proc. 23(b)(3)

24. Plaintiff separately brings this action pursuant to Federal Rule of Civil Procedure 23(b)(3) on behalf of herself and all purchasers of Defendant's cosmetic products from January 1, 1996 to February 27, 2012 (the "Damages Class"), with the following subclasses:

i. All persons in the United States, including those in the State of California, who purchased cosmetic products of Mary Kay, Inc. from January 1, 1996 to March 18, 2009.

ii. All persons in the United States, including those in the State of California, who purchased cosmetic products of Mark Kay, Inc. from March 19, 2009 to February 27, 2012.

iii. All persons who purchased cosmetic products of Mary Kay, Inc. in the State of California from January 1, 1996 to March 18, 2009.

iv. All persons who purchased cosmetic products of Mary Kay, Inc. in the State of California from March 19, 2009 to February 27, 2012.

25. Excluded from the Damages Class is any person or entity in which any judge, justice or judicial officer presiding over this matter and members of their immediate families and judicial staff, have any controlling interest. Excluded from the Class is any partner or employee of Class Counsel.

26. Questions of law or fact common to Damages Class Members predominate over any questions affecting only individual Damages Class Members, and a class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

27. Plaintiff reserves the right to modify the definition of the Damages Class after further discovery and further reserves the right to only seek class certification under Fed. R. Civ. Proc. 23(b)(2) for injunctive relief and not to seek class certification under Fed. R. Civ. Proc. 23(b)(3) for monetary damages.

Fed. R. Civ. Proc. 23(a) Prerequisites

28. The Injunctive Relief Class and Damages Class are sometimes referred to collectively herein as the "Class" and the members of the Class as "Class Members."

29. Numerosity of the Class. The Injunctive Relief Class is so numerous that joinder of all members in one action is impracticable. While the exact number and identities of Injunctive Relief Class Members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery directed at Defendant, Plaintiff believes and therefore alleges that there are in excess of one million (1,000,000) members of the Injunctive Relief Class. The Damages are so numerous that joinder of

all members in one action is impracticable. While the exact number and identities of Damages Class Members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery directed at Defendant, Plaintiff believes and therefore alleges that there are in excess of one million (1,000,000) members of the Damages Class.

30. Typicality of Claims. Plaintiff's claims are typical of those of other Injunctive Relief Class Members and also of other Damages Class Members, all of whom have suffered similar harm due to Defendant's course of conduct as described herein.

31. Adequacy of Representation. Plaintiff is an adequate representative of the Injunctive Relief Class and the Damages Class and will fairly and adequately protect the interests of both Classes and has retained attorneys who are highly experienced in the handling of class actions, and Plaintiff and her counsel intend to prosecute this action vigorously.

32. Predominance of Common Questions of Law or Fact. Common questions of fact and law exist as to all Class Members that predominate over any questions affecting only individual Class Members. These common legal and factual questions, which do not vary among Class Members, and which may be determined without reference to the individual circumstances of any Class member, include, but are not limited to, the following:

- Whether injunctive relief is appropriate and necessary related to Defendant's business operations including testing products on animals.
- Whether Defendant engaged in false, deceptive, and/or unfair marketing and/or advertising by marketing and/or advertising the company's business operations as not testing any products on animals.
- Whether Defendant's disclosures regarding the company's business operations related to animal testing were inadequate so as to be false, deceptive, and/or unfair.

- Whether Defendant's conduct was an "unfair practice", within the meaning of the California's Unfair Competition Laws (the "UCL"- California Business & Profession Code section 17200) in that it offends established public policy and is immoral, unethical, oppressive, unscrupulous or substantially injurious to consumers.
- Whether Defendant's conduct was an "unlawful" practice within the meaning of the UCL.
- Whether Defendant's conduct was a "fraudulent practice", within the meaning of the UCL in that it is likely to mislead consumers.
- Whether Defendant's practices were likely to deceive a consumer acting reasonably in the same circumstances.
- Whether the conduct complained of constitutes a violation of California's Consumer Legal Remedies Act (the "CLRA").
- Whether Defendant's conduct caused harm to the Class.
- Whether the members of the Class are entitled to restitution and/or suffered damages.

33. Superiority. A class action is superior to other available methods for the fair and efficient adjudication of this controversy, because individual litigation of the claims of all Class Members is impracticable. Requiring each individual class member to file an individual lawsuit would unreasonably consume the amounts that may be recovered. Even if every Class Member could afford individual litigation, the adjudication of more than a million identical claims would be unduly burdensome to the courts. Individualized litigation would also present the potential for varying, inconsistent, or contradictory judgments and would magnify the delay and expense to all parties and to the court system resulting from multiple trials of the same factual issues. By contrast, the conduct of this action as a class action, with respect to some or all of the issues presented herein, presents no management difficulties, conserves the resources of the parties and of the court system, and protects the rights of the Class Members. Plaintiff anticipates no difficulty in the management of this action as a class

action. The prosecution of separate actions by individual Class Members may create a risk of adjudications with respect to them that would, as a practical matter, be dispositive of the interests of the other Class Members not parties to such adjudications or that would substantially impair or impede the ability of such non-party Class Members to protect her interests.

FIRST CAUSE OF ACTION FOR FRAUD/FRAUDULENT CONCEALMENT

34. Plaintiff restates and re-alleges paragraphs 1 through 33 as if fully set forth herein.

35. As alleged herein, Defendant engaged in an extensive and long term marketing and advertising campaign representing, including to Plaintiff and the Class, that its business operations did not include animal testing on any of its products. Defendant further fraudulently concealed from Plaintiff and the Class material information regarding the fact that its business operations include animal testing some of its products.

36. In making the above statements and in concealing the material information discussed herein, Defendant acted fraudulently and deceitfully with knowledge that Plaintiff and the Class would rely on its actions, misstatements, and/or concealments. Defendant made the aforesaid material representations and/or concealed material facts in order to induce Plaintiff and the Class to act in reliance on the misrepresentations and statements.

37. Plaintiff and the Class at all times did reasonably and justifiably rely both directly and indirectly on the actions, representations and/or omissions of Defendant described herein. Plaintiff would not have purchased any products from Defendant had Defendant properly disclosed that its business operations included animal testing on some products (i.e. had Defendant disclosed it was not a "cruelty free" company).

38. As a direct and proximate result of Defendant's fraudulent representations and failures to disclose, Plaintiff and the Class have suffered actual damages in an amount not presently known, but which will be shown by proof at time of trial, including incidental and consequential damages, and reasonable attorneys' fees.

39. Plaintiff is informed and believes and thereon alleges that Defendant undertook the aforesaid illegal acts intentionally or with conscious disregard of the rights of Plaintiff and the Class, and did so with fraud, oppression, and malice. Therefore, Plaintiff and the Class are also entitled to recover punitive damages from Defendant in an amount that will be shown by proof at trial.

SECOND CAUSE OF ACTION FOR
VIOLATIONS OF CALIFORNIA'S UNFAIR BUSINESS PRACTICES ACT
(CAL. BUS. & PROF. CODE §17200 ET SEQ.)

40. Plaintiff incorporates by reference and re-alleges paragraphs 1 through 33 and 35 through 37 as if fully set forth herein.

41. California Business & Professions Code § 17200 et seq., also known as the California Unfair Competition Law ("UCL"), prohibits acts of "unfair competition," including any unlawful, unfair, fraudulent, or deceptive business act or practice as well as "unfair, deceptive, untrue or misleading advertising."

DEFENDANT'S ACTS ARE FRAUDULENT AND/OR DECEPTIVE

42. Defendant's acts, conduct and business practices as alleged above are fraudulent and/or deceptive.

DEFENDANT'S ACTS ARE UNFAIR

43. Defendant's acts, conduct and practices as alleged above are unfair. Defendant, through deceptive and misleading advertising and representations, induced Plaintiff and Class Members to purchase Defendant's cosmetic products they otherwise

would not have purchased. This injury is not outweighed by any countervailing benefits to consumers or competition.

DEFENDANT'S ACTS ARE UNLAWFUL

44. By engaging in the false, deceptive, and misleading conduct alleged above, Defendant has engaged in unlawful business acts and practices in violation of the UCL by violating state and federal laws, including but not limited to California Business and Professions Code section 17500 et seq., which makes false and deceptive advertising unlawful.

45. As a direct and proximate result of Defendant's unlawful, unfair and fraudulent business practices, Plaintiff and the members of the Class have been injured in fact. Plaintiff purchased cosmetic products in justifiable reliance on Defendant's false and misleading representations regarding its business operations not including animal testing on any products, and she would not have purchased any of Defendant's Cosmetic Products had Defendant made adequate disclosures. Defendant's unfair, deceptive and fraudulent and unlawful business practices thus caused Plaintiff to lose money or property.

46. Defendant's unlawful, unfair, deceptive and fraudulent business practices as alleged above present a continuing threat to Plaintiff, the Class and members of the public because Defendant persists and continues to engage in such practices, and will not cease doing so unless enjoined or restrained by this Court.

47. Under California Business & Profession Code § 17203, Plaintiff, on behalf of herself, Class Members and members of the general public, seeks an order of this Court:

a) For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing; and

b) Restitution of all monies paid to Defendant.

THIRD CAUSE OF ACTION FOR

VIOLATIONS OF CALIFORNIA FALSE ADVERTISING LAW

(CAL. BUS. & PROF. CODE §17500 et seq.)

48. Plaintiff incorporates by reference and re-alleges paragraphs 1 through 33, 35 through 37 and 41 through 46, as if fully set forth herein.

49. California Business & Professions Code § 17500 et seq., also known as California False Advertising Law, makes it "unlawful for any person, ... corporation or association, or any employee thereof with intent directly or indirectly to dispose of ... personal property ... or anything of any nature whatsoever ... to make or disseminate or cause to be made or disseminated from this state before the public in any state, in any newspaper or other publication, or any advertising device, or by public outcry or proclamation, or in any other manner or means whatsoever, including over the Internet, any statement, concerning that ... personal property ... or concerning any circumstance or matter of fact connected with the proposed performance or disposition thereof, which is untrue or misleading, and which is known, or which by the exercise of reasonable care should be known, to be untrue or misleading..."

50. As alleged above, Defendant disseminated or caused to be disseminated to the general public through various media deceptive advertising regarding its business operations related to animal testing. These advertisements were false, misleading and/or inadequate as set forth herein.

51. Defendant continues to disseminate or cause to be disseminated such false, deceptive and/or inadequate statements as alleged herein.

52. The false, deceptive and/or inadequate statements regarding Defendant's business operations regarding animal testing, as disseminated by Defendant, or as caused to be disseminated by Defendant, have deceived Plaintiff and are likely to deceive the consuming public.

53. While disseminating or causing to be disseminated the false, deceptive and misleading statements, as alleged above, the Defendant knew or should have known that the statements were false, deceptive and/or misleading.

54. As a direct and proximate result of Defendant's false, deceptive and/or misleading advertising, Plaintiff and the members of the class have been injured in fact, in that they purchased cosmetic products in reliance on Defendant's false, deceptive and misleading advertising they would not have purchased had the truth been adequately disclosed. Plaintiff lost money or property.

55. Defendant's false, deceptive and misleading advertising as alleged above presents a continuing threat to Plaintiff, the Class, and members of the public because Defendant persists and continues to disseminate false and misleading advertising, and will not cease doing so unless and until enjoined or restrained by this Court.

56. Under California Business & Professions Code § 17535, Plaintiff, on behalf of herself, the Class Members, and members of the general public, seeks an order of this Court:

a) For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing; and

b) Restitution of all monies paid to Defendant.

FOURTH CAUSE OF ACTION FOR VIOLATIONS OF CONSUMERS LEGAL REMEDIES ACT (CALIFORNIA CIVIL CODE §1750 et seq.)

57. Plaintiff incorporates by reference and re-alleges paragraphs 1 through 33, 35 through 37, 41 through 46, and 49 through 55 as if fully set forth herein.

58. This cause of action is brought pursuant to California Consumers Legal Remedies Act, California Civil Code § 1750, et seq. ("CLRA")

59. Plaintiff is a consumer as defined by the CLRA and Defendant is either a supplier and/or seller as defined by the CLRA.

60. Defendant's conduct described herein involves consumer transactions as defined by the CLRA.

61. In violation of the CLRA, Defendant represented to American consumers that the company did not conduct animal testing on any of its products, which was false; and/or represented to American consumers that they did not conduct animal testing "except when required by law" without disclosing that no American law requires animal testing. The latter representation was misleading and inadequate in that no American law requires animal testing.

62. Under California Civil Code § 1780, Plaintiff, on behalf herself, the Class Members, and members of the general public, seeks an order of this Court:

(a) For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing; and

(b) Plaintiff further intends to amend the Complaint pursuant to Civil Code §1782(d) should Defendant not timely comply with the impending preliminary notice to be served in compliance with Civil Code §1782.

PRAYER FOR RELIEF

Plaintiff, on behalf of herself and on behalf of the Class, respectfully prays for judgment against Defendant as follows:

On the First Cause of Action:

1. That the Court determine that the relevant claims in this complaint may be maintained as a class action under Federal Rule of Civil Procedure 23(b)(2) and/or 23(b)(3).

2. For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing.

3. For compensatory damages in an amount in excess of $100 million, with the exact amount to be proven at trial;

4. For punitive damages in an amount to punish Defendant for its conduct and dissuade Defendant from engaging in similar conduct in the future, in an amount to be proven at trial;

5. For prejudgment and post judgment interest to the extent permitted by law;

6. For an award of attorney's fees, costs, and expenses incurred in the investigation, filing, and prosecution of this action to the extent permitted by law; and

7. For such other and further relief as the Court deems just and proper.

On the Second Cause of Action:

1. That the Court determine that the relevant claims in this complaint may be maintained as a class action under Federal Rule of Civil Procedure 23(b)(2) and/or 23(b)(3).

2. For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing.

3. For restitution of all monies paid to Defendant, in an exact amount to be proven at trial.

4. For prejudgment and post judgment interest to the extent permitted by law;

5. For an award of attorney's fees, costs, and expenses incurred in the investigation, filing, and prosecution of this action to the extent permitted by law; and

6. For such other and further relief as the Court deems just and proper.

On the Third Cause of Action:

1. That the Court determine that the relevant claims in this complaint may be maintained as a class action under Federal Rule of Civil Procedure 23(b)(2) and/or 23(b)(3).

2. For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing.

3. For restitution of all monies paid to Defendant, in an exact amount to be proven at trial.

4. For prejudgment and post judgment interest to the extent permitted by law;

5. For an award of attorney's fees, costs, and expenses incurred in the investigation, filing, and prosecution of this action to the extent permitted by law; and

6. For such other and further relief as the Court deems just and proper.

On the Fourth Cause of Action:

1. That the Court determine that the relevant claims in this complaint may be maintained as a class action under Federal Rule of Civil Procedure 23(b)(2) and/or 23(b)(3).

2. For injunctive relief requiring Defendant to disclose, on its website and on the packaging of all of its cosmetic products, that Defendant as a company has engaged in animal testing.

3. For an award of attorney's fees, costs, and expenses incurred in the investigation, filing, and prosecution of this action to the extent permitted by law; and

4. For such other and further relief as the Court deems just and proper.

Dated: July 18, 2012

EAGAN AVENATTI, LLP

By: Michael J. Avenatti

Michael J. Avenatti
Attorneys for Plaintiff

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: July 18, 2012

EAGAN AVENATTI, LLP

By: [signature] Michael J. Avenatti
Michael J. Avenatti
Attorneys for Plaintiff

PROOF OF SERVICE

STATE OF CALIFORNIA, COUNTY OF ORANGE

I am employed in the County of Orange, State of California. I am over the age of 18 and not a party to the within action; my business address is 450 Newport Center Drive, Second Floor, Newport Beach, CA 92660.

On July 18, 2012, I served the foregoing document described as: **SECOND AMENDED NATIONWIDE AND CALIFORNIA CLASS ACTION COMPLAINT** on the following person(s) in the manner indicated: [See attached service list]

[X] (BY MAIL) I am familiar with the practice of Eagan Avenatti for collection and processing of correspondence for mailing with the United States Postal Service. Correspondence so collected and processed is deposited with the United States Postal Service that same day in the ordinary course of business. On this date, a copy of said document was placed in a sealed envelope, with postage fully prepaid, addressed as set forth herein, and such envelope was placed for collection and mailing at Eagan Avenatti, Newport Beach, California, following ordinary business practices.

[ ] **(BY OVERNIGHT MAIL)** I am familiar with the practice of Eagan Avenatti for collection and processing of correspondence for delivery by overnight courier. Correspondence so collected and processed is deposited in a box or other facility regularly maintained by FedEx/Overnite Express that same day in the ordinary course of business. On this date, a copy of said document was placed in a sealed envelope designated by FedEx/Overnite Express with delivery fees paid or provided for, addressed as set forth herein, and such envelope was placed for delivery by FedEx/Overnite Express at Eagan Avenatti, Newport Beach, California, following ordinary business practices.

[X] (BY ELECTRONIC MAIL) On this date, I caused a copy of said document to be transmitted via electronic mail to the e-mail addresses listed on the attached service list.

[X] (FEDERAL) I declare that I am employed in the office of a member of the Bar of this Court at whose direction the service was made.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct, and that this declaration was executed on July 18, 2012, at Newport Beach, California.

Katherine L. Mosby

Katherine L. Mosby

Case No. SACV 12-00312-CJC

Skadden Arps, et al 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071 Telephone: 213-687-5000 Fax: 213-687-5600	
Gibson Dunn and Crutcher, LLP 333 South Grande Avenue, 45th Floor Los Angeles, CA 90071 Telephone: 213-229-7000 Fax: 213-229-7520	

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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February 19, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Revlon, Inc. – 2014 Annual Meeting of Stockholders
Supplement to Letter dated January 27, 2014
Relating to Shareholder Proposal of People for the
Ethical Treatment of Animals

Ladies and Gentlemen:

We refer to our letter dated January 27, 2014 (the "No-Action Request") pursuant to which we requested, on behalf of Revlon, Inc., a Delaware corporation ("Revlon" or the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the People for the Ethical Treatment of Animals (the "Proponent") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials").

This letter is in response to the letter to the Staff, dated February 10, 2014, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter to the Proponent.

I. The Company Has Fully Disclosed its Policy on Animal Testing and Knows of No Jurisdiction other than China that Conducts Animal Testing on the Company's Products.

To the extent that the Proponent claims merely to be seeking information about the Company's policy on animal testing, this information is already publicly available on the Company's Facebook page, which clearly states that the Company does not conduct animal testing and has not done so since 1989. The Facebook statement also confirms that Revlon complies with regulations in the countries in which its products are sold. Accordingly, as referenced in the Facebook statement, "a few countries" conduct their own, independent testing of Revlon's products. Although the reference to a few countries may be over-inclusive in order to account for regulatory changes that could arise at any time in any of the more than 100 countries in which Revlon's products are sold, Revlon is not aware of any country other than China that conducts animal testing on the Company's products.

The Proponent's Letter attempts to paint a misleading picture of the Company as being ignorant on foreign animal testing requirements, relying on a fleeting remark regarding a "cursory" search, which was made by a Company representative on a brief phone call between the Company and the Proponent, in which the Company viewed the Proponent's tone as particularly combative toward the Company. The Company confirms that it is not on notice from any country's regulatory authority where the Company's products are currently sold, other than China, that such country is conducting animal testing on the Company's products or is requiring the Company to pay any registration fees based on the cost of any animal testing conducted by or on behalf of the regulatory authority on the Company's products. Nor does the Company have any other knowledge, after due inquiry, of a foreign regulatory authority conducting animal testing on the Company's products.

In addition, the facts here are distinguishable from the facts in *Lovenheim* and *Coach* cited in the Proponent's Letter. In those instances, the essence of the product itself – pate de foie gras and fur products, respectively – were at issue. In the instant case, the Proposal relates to products that do not derive from animals and are sold on a global basis having nothing to do with animals other than a decision by Chinese regulatory authorities to conduct animal testing, which the Company has no control over. As noted by the *Lovenheim* court, a proposal could be excluded if it "was ethically significant in the abstract but had no meaningful relationship" to the Company's business. In this instance, the testing done by China's regulatory authorities has no meaningful relationship to the Company's business of manufacturing and selling cosmetics on a worldwide basis.

Moreover, the Company has directly addressed its policy on animal testing, clearly and publicly with its Facebook statement. The Company believes that its Facebook statement accurately describes the Company's policy on animal testing and fully informs consumers and stockholders about where the Company stands on the issue and the Company's practices. As a result of the Company's existing disclosure concerning animal testing, together with its announcement that it is exiting its operations in China, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(5) (as not significantly related to the

Company's business) and Rule 14a-8(i)(10) (i.e., the Company has substantially implemented the essential objectives of the Proposal), as well as the additional bases for exclusion set forth in the No-Action Request.

II. Conclusion.

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if the Company excludes the Proposal in its entirety from the 2014 Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Marc S. Gerber

cc: Jared S. Goodman
People for the Ethical Treatment of Animals

Lucinda K. Treat, Esq.
Revlon, Inc.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

February 10, 2014

VIA E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

Re: Revlon, Inc., 2014 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to Revlon, Inc.'s ("Revlon") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by Revlon in connection with its 2014 annual meeting of shareholders (the "proxy materials").

As discussed in greater detail below, because the Proposal does not deal with "ordinary business operations," Rule 14a-8(i)(7), is significantly related to the company's business, Rule 14a-8(i)(5), has not been substantially implemented, Rule 14a-8(i)(10), and is unquestionably a matter of public importance and of interest to the stockholders at large, Rule 14a-8(i)(4), among other reasons, PETA respectfully requests that Revlon's request for a no-action letter on the basis of Rule 14a-8 be denied.

I. BACKGROUND

PETA's resolution, titled "Transparency in Animal Testing," provides:

> **RESOLVED,** to promote transparency, the Board should issue an annual report to shareholders accurately disclosing the company's policy on animal testing; any violations of the policy or changes to the policy; whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, formulations, or ingredients; countries in which those tests occurred; the types of tests; the

The supporting statement then discusses, *inter alia*, the company's lack of transparency regarding the use of animals in experiments done for its products while simultaneously enjoying the support of millions of consumers who relied on Revlon's portrayal of itself as a cruelty-free company. A copy of the Proposal is attached hereto as Exhibit A.

As an initial matter, to ensure that the Staff is able to base its decision on accurate factual information, please note that in Revlon's attempts to justify exclusion, it:

- Repeatedly mischaracterizes the Proposal as relating only to Revlon operations in China, when it in fact concerns the company's operations anywhere animal tests are being done on its products, which it acknowledges may also be done elsewhere;
- Misrepresents the Proposal as calling for an end to the sale of Revlon products in countries where animal tests as required, where the Proposal was submitted solely to obtain information on animal tests done for company products, a matter of significant public interest and regarding which the company has not been forthcoming;
- Repeatedly and misleadingly implies that its "plans to exit its operations in China" means that its products will no longer be sold (and therefore tested on animals) in the country, which is not the case, as Revlon executives have acknowledged; and
- States that "Chinese regulatory authorities *may* conduct animal testing on the Company's products," while it is in fact fully aware that these tests are mandatory for its products to be sold in the country and are paid for by Revlon.

II. There Is No Basis for Exclusion Under Rule 14a-8

A. The Proposal does not relate to Revlon's ordinary business operations and may not be excluded pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." Only "business matters that are mundane in nature and do not involve any substantial policy" considerations may be omitted under this exemption. Adoption of Amendments Relating to Proposals by Security Holders, 41 Fed.Reg. 52,994, 52,998 (1976). The Commission has explained that the policy underlying this rule rests on two central considerations. The first consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) ("Rule 14a-8 Release"). Second, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

Accordingly, the Commission has stated and repeatedly found since that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because *the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.*" Rule 14a-8 Release (emphasis added). Pursuant to this exception, "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14A, http://www.sec.gov/interps/legal/cfslb14a.htm.

First, Revlon argues that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) "because it deals with the sale of the company's products." Letter from Marc Gerber, Skadden, to SEC Division of Corporation Finance, at 6 (January 27, 2014) ("No-Action Request"). It is indisputable that a proposal is not excludable merely because it deals with the sale of a company's products.

In Staff Legal Bulletin No. 14C, the Division considered proposals related to the environment and public health, which it had previously found to be significant policy considerations, and advised that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14C, http://www.sec.gov/interps/legal/cfslb14c.htm. The Staff has similarly concluded that animal welfare is a significant policy consideration and proposals relating to minimizing or eliminating operations that may result in poor animal welfare may not be excluded on this basis. In *Coach, Inc.*, 2010 WL 3374169 (Aug. 19, 2010), for example, PETA's resolution encouraged the company "to enact a policy that will ensure that no fur products are acquired or sold by [Coach]." In seeking to exclude the proposal, the company argued that "[t]he use of fur or other materials is an aesthetic choice that is the essence of the business of a design and fashion house such as Coach," "luxury companies must be able to make free and independent judgments of how best to meet the desires and preferences of their customers," and that the proposal "does not seek to improve the treatment of animals[, but] to use animal treatment as a pretext for ending the sale of fur products at Coach entirely." *Id.* The Staff disagreed, writing:

> In arriving at this position, we note that although the proposal relates to the acquisition and sale of fur products, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Id. Revlon's decision to sell its products in a country that requires animal tests on those products is clearly not a day-to-day operation and, unlike in *Coach*, the Proposal does not even request that the company halt its operations there. But even if the Staff is inclined to disagree, the Proposal unquestionably involves micromanaging or impacts the day-to-day operations of the company to an even lesser extent than Coach's decision of whether to use fur in the construction of its products.

Revlon further argues that it may exclude the Proposal on this basis because "[d]ecisions relating to the countries in which a Company sells (or does not sell) its products are ordinary business matters that are fundamental to management's running of the Company on a day-to-day basis and involve complex business judgments that stockholders are not in a position to make." First, notwithstanding Revlon's repeated insistence to the contrary, the Proposal does not "seek to have the Company end the marketing and sale of its products in China because China conducts animal testing." No-Action Request at 6-7. The Proposal seeks transparency in the company's animal testing policy in light of its initial silence on this matter and the misleading public statements that have followed. It is fully possibly to comply with the request in the Proposal without ceasing those operations. In fact, there are many other companies, including Mary Kay, that are supporting the international efforts of the scientists at the Institute for In Vitro Sciences to help the Chinese government phase out tests on animals by training them in the use of accepted *in vitro* (non-animal) tests.[1]

Moreover, even if the Proposal had requested the cessation of all operations in China, for more than a quarter-century, the Staff has recognized that shareholder proposals may properly address business decisions regarding the sale of products in countries where significant policy issues are at issue. For example, in *Kimberly-Clark Corp.* (Jan. 12, 1988), the proponent requested that the company "establish[] a policy to completely and expeditiously withdraw from South Africa, including the termination of any agreements to continue business links with that country." In its response, even Kimberly-Clark recognized that such proposals generally "present shareholders with matters concerning general corporate policy and do not deal with matters relating to the ordinary business operations of a company" and that "[w]here shareholder proposals are based on social concerns, the staff's position is clear and dispositive," but argued that it may exclude the proposal at issue because it focused on the economic impact of conducting business there, rather than the social policy concerns. *Id.* The Staff disagreed and did not permit the company to exclude the proposal under what is now Rule 14a-8(i)(7). *See also, e.g., Texaco, Inc.* (February 28, 1984); *American Telephone and Telegraph Company* (December 12, 1985); *Harsco Corporation* (January 4, 1993); *Firstar Corporation* (February 25, 1993).

The no-action letters cited by Revlon in this regard are inapposite. PETA does not dispute that "[t]he fact that a proposal also involves a social policy issue will not, in and of itself, render the proposal incapable of exclusion under the ordinary business exception." No-Action Request, at 7. However, this is not an instance in which the proponent is addressing a significant social policy issue by seeking to impact day-to-day business decisions such as reviewing marketing information and formulating a public relations response, *Johnson & Johnson* (Jan. 12, 2004), managing administrative expenses, *CIGNA Corp.* (Feb. 23, 2011), the intricate details of managing a workforce, *Capital One Financial Corp.* (Feb. 3, 2005), a retailer's sale of particular products, *Walgreen Co.*. (Oct. 13, 2006), or a financial institution's decisions to provide financial services to particular types of customers, *Bank of America Corp.* (Feb. 24, 2010). In fact, in *Bank of America*, even that company acknowledged that exclusion would not be proper if the proposal in that case: (a) called for broad polices or limits on business operations with or within countries that are deemed to be human rights violators or (b) dealt with activities in which the subject company is directly engaged. In the instant case, the Proposal requests a report that details Revlon's own activities specifically related to animal testing on its products, in China or in any other country that similarly requires such tests to be conducted.

[1] Institute for In Vitro Sciences, International Activities, http://www.iivs.org/outreach/international-activities/.

Similarly, Revlon cites two instances in which the Staff held that proposals that called on companies to adhere specific labels to third-party products in its stores may be excluded under Rule 14a-8(i)(7). *Lowe's Companies, Inc.* (Mar. 18, 2010); *The Home Depot, Inc.* (Mar. 12, 2010). Decisions regarding the appropriate labeling and packaging of third-party products sold by a retailer have long been found to implicate the day-to-day operations of the company, unlike Revlon's substantial policy decisions to operate in markets with the knowledge that it will be funding those markets' animal tests notwithstanding the company's own alleged no testing policy.

Finally, Revlon alleges that the Proposal may be excluded under Rule 14a-8(i)(7) because it "would effectively force the Company to become involved in a legislative process in China in an effort to end China's animal testing," since it does not conduct any such tests directly and "the only animal testing that the Company is aware of that could be covered by such a report would be testing conducted by China's regulatory authorities." No-Action Request at 9. As discussed above, the Proposal expressly requests a report with regard to "tests on animals anywhere in the world for its products, formulations, or ingredients," not solely China. In addition, while Revlon repeatedly states that it is only aware of such tests occurring in China, during a telephone conference in an attempt to reach an agreement for withdrawal of this Proposal, company executives admitted to PETA that they have done only a "cursory" search and were audibly surprised when informed that China is not the only country that may conduct or require such tests on its products before they are permitted to reach the market. Moreover, the Proposal does not call for Revlon to engage in any legislative, political, or lobbying efforts, or even become involved in eliminating testing requirements. The report requested by the Proposal would provide information on what actions Revlon is currently taking to eliminate testing in an effort to establish what the company's currently policy is regarding animal testing.[2] The Proposal simply does not call for Revlon involvement with the political process.

B. *The Proposal has not been substantially implemented by Revlon and may not be excluded pursuant to Rule 14a-8(i)(10).*

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." This Rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976). According to the Staff, "[a] determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). When a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (Mar. 23, 2009); *The Gap, Inc.* (Mar. 8, 1996). It is therefore frequently acknowledged by companies seeking no-action letters that substantial

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[2] Even if Revlon did choose to make any efforts in this regard, those efforts could include various measures that do not involve the company in the political process, such as researching non-animal alternatives that may satisfy Chinese regulatory authorities or even merely communicating with PETA or other companies to inform them of what tests are being conducted, which could assist in the development of suitable alternatives by others. *See also supra* note 1 and accompanying text.

implementation under Rule 14a-8(i)(10) *requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., Starbucks Corporation* (Dec. 1, 2011); *Exelon Corp.* (Feb. 26, 2010).

The essential objective of the Proposal is for the Company to clearly disclose its policy on animal testing, including for its products in other markets, for the first time since it became known that it was permitting and funding tests on its products in at least one other country notwithstanding enjoying the reputation as a "cruelty-free" company. Revlon argues that "the Company has substantially implemented the essential objective of the Proposal where the Company has announced plans to exit its operations in China in 2014 and the Company does not conduct any animal testing whatsoever, and has not since 1989." No-Action Request at 3-4. This neither addresses the essential objective of the proposal or its underlying concerns of the company permitting and funding cruel and archaic animal tests on its products.

Revlon's statements regarding its own testing do not address the reality that they have permitted and funded tests on their products as a prerequisite to sales in China, and possibly other countries. In fact, the company deceptively repeats that it does not conduct animal tests and has "announced plans to exit its operations in China" in an effort to suggest that once it "exits its operations in China," all animal testing on its products in all countries will have ceased. Revlon's exit from China says no such thing. The "China Exit Plan 8-K" referenced by Revlon provides only that the company is "implementing restructuring actions that will include exiting its operations in China," which "will result in the Company's eliminating approximately 1,100 positions, primarily in China, which will include eliminating approximately 940 beauty advisors retained indirectly through a third-party agency." Revlon, Inc., Form 8-K (Dec. 31, 2013) (attached as Exhibit B). Notably, company executives expressly stated to PETA that this does *not* mean that its products will not be sold (and therefore tested on animals at its expense) in China.

Moreover, as discussed above, while Revlon repeatedly states that it believes no other countries conduct animal tests on its products as a requirement for going to market, company executives admitted to PETA that they have done only a "cursory" search and, when informed, that they were unaware that China is not the only country that may conduct such tests on its products. *See* Part II.A., *supra*; *see also* No-Action Request at 7 ("China, . . . is the only country that the Company knows of where regulatory authorities conduct animal testing on certain products in accordance with local product registration laws."). As Revlon itself notes, it has posted on its Facebook page:

> We believe that women should have the opportunity to express themselves through makeup, so we sell our products in many markets around the world and as such, are subject to local rules and regulations. *Regulatory authorities in a few countries conduct independent testing in order to satisfy their own mandatory registration requirements.*

No-Action Request at 4.

Simply put, Revlon cannot argue that its China Exit Plan substantially implements the Proposal while simultaneously (a) stating that the plan does not mean that it will no longer have its products tested on animals in China and (b) claiming ignorance as to whether it is paying for or allowing its products to be tested on animals in other countries. Revlon has not issued a report, an honest statement as to whether and where animal tests on its products are conducted, or offered any transparent information to shareholders and consumers in this regard. The Proposal cannot be excluded in reliance on Rule 14a-8(i)(10).

C. The Proposal is significantly related to Revlon's business and may not be excluded pursuant to Rule 14a-8(i)(5).

Rule 14a-8(i)(5), titled "Relevance," allowed a company to exclude a proposal "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, *and is not otherwise significantly related to the company's business*."

Revlon argues that "the Proposal is not significantly related to the Company's business where (i) the Company does not conduct any animal testing whatsoever and has not done so since 1989 and (ii) the Company's operations in China have been *de minimis* and the Company has announced plans to exit its operations in China in 2014." No-Action Request, at 3.

Given that the Proposal's concerns are not limited to Revlon's operations in China and the company's admitted ignorance as to whether it is paying for or allowing its products to be tested in any of the "more than 100 countries across 6 continents" in which its products are sold, neither PETA *nor Revlon* can accurately assess whether the sales of products tested on animals in those countries accounts for more than a *de minimis* amount. Regardless of the percent of the company's assets, earnings, or sales that these products make up, however, the sale of products that have been tested on animals is significantly related to the company's business within the meaning of Rule 14a-8(i)(5).

In *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554 (D.D.C. 1985), the plaintiff submitted a resolution regarding "the procedure used to force-feed geese for production of paté de foie gras in France, a type of paté imported by Iroquois/Delaware." Specifically, the resolution called on the company to:

> form a committee to study the methods by which its French supplier produces paté de foie gras, and report to the shareholders its findings and opinions, based on expert consultation, on whether this production method causes undue distress, pain or suffering to the animals involved and, if so, whether further distribution of this product should be discontinued until a more humane production method is developed.

Id. at 556. The defendant sought to exclude the proposal on the basis of Rule 14a-8(i)(5), as its foie gras business—and thus, the operations implicated by the proposal—represented "*none* of the company's net earnings and less than *.05 percent* of its assets, *id.* at 558-59 (emphasis added), and the plaintiff sought a preliminary injunction. After reviewing the history of the rule, the court rejected the defendant's solely economic argument and held that "in light of the ethical and social significance of plaintiff's proposal and the fact that it implicates significant levels of sales [even though at a net loss], plaintiff has shown a likelihood of prevailing on the merits with regard to the issue of whether his proposal is 'otherwise significantly related' to [the defendant's] business." *Id.* at 561.

The courts finding of an "ethical and social significance" relied on the plaintiff's argument that "the very availability of a market for products that may be obtained through the inhumane force-feeding of geese cannot help but contribute to the continuation of such treatment," citing the various federal and state animal protection statutes in the country, and "the support of such leading organizations in the field of animal care as the American Society for the Prevention of Cruelty to Animals and The Humane Society of the United States for measures aimed at discontinuing use of force-feeding." *Id.* at 559 n.8.

In the instant case, the "ethical and social significance" of the Proposal is unquestionable. As discussed in the Proposal, animal testing for cosmetics is so cruel, archaic, and unnecessary that it is "now illegal in the European Union, India, and Israel and is not required in the United States." State and federal animal protection laws in the U.S. have only strengthened since *Lovenheim*, and every state, except South Dakota, now has a felony cruelty to animals law.[3] In 2010, following a PETA undercover investigation, a North Carolina grand jury indicted four individuals who worked at North Carolina laboratory on 14 felony cruelty-to-animals charges—the first time in U.S. history that laboratory workers faced felony cruelty charges for their abuse and neglect of animals in a laboratory.[4] Like Lovenheim, who had "the support of such leading organizations in the field of animal care," PETA is itself the largest animal rights organization in the world.

Moreover, in *Coach, Inc.* (Aug. 19, 2010), not only did the company unsuccessfully seek to exclude PETA's proposal regarding a "no fur" policy under Rule 14a-8(i)(7), but also Rule 14a-8(i)(5). The company noted that "gross sales of all Coach products containing fur accounted for far less than 1 percent of overall sales" and an even smaller proportion of Coach's net earnings and total assets. It further argued that the Proposal was "not otherwise significantly related to the Company's business" because "these sales do not affect its other operations and are not otherwise material or otherwise significant to the Company." The Staff disagreed and found that Coach could not exclude the proposal in reliance on Rule 14a-8(i)(5) because the proposal was "otherwise significantly related" to Coach's business.

While the court in *Lovenheim* did caution that "[t]he result would, of course, be different if plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of [the defendant] as [the defendant] was not engaged in the business of importing paté de foie gras," *Lovenheim*, 618 F. Supp. at 561 n.16, Revlon's attempt to characterize the Proposal as falling within this analysis is baseless. ***The company is indisputably selling products in at least one country that conducts animal tests before those products can go to market***, admittedly does not know whether it is funding animal tests on its products in other countries, has not announced any plans to cease selling in those market(s), and has been the target of

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[3] Animal Legal Defense Fund, *U.S. Jurisdictions With and Without Felony Animal Cruelty Provisions*, http://aldf.org/resources/advocating-for-animals/u-s-jurisdictions-with-and-without-felony-animal-cruelty-provisions/.

[4] PETA, *Professional Laboratory and Research Services Undercover Investigation*, http://www.peta.org/features/professional-laboratory-research-services/.

petitions and public criticism (including from individuals and groups other than the proponent) because of these actions. *C.f., Eli Lilly and Co.* (Feb. 2, 2000) (regarding not obtaining human fetuses for research when the company did not do so); *Proctor & Gamble Co.* (Aug. 11, 2003) (regarding not conducting human embryonic stem cell research when the company did not do so); *La Jolla Pharmaceutical Co., Inc.* (Feb. 18, 1997) (regarding using fetal tissue or human body parts from intentionally aborted children when the company did not do so).

Because the Proposal is significantly related to Revlon's business, it may not be excluded in reliance on Rule 14a-8(i)(5).

D. The Proposal concerns Revlon activity that is of interest by the stockholders at large and may not be excluded pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to exclude a proposal where "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large."

Revlon attempts to exclude the Proposal on this basis because the Proposal is purportedly "designed to further the Proponent's personal agenda, as confirmed by the Proponent's prior public statements, and benefit the mission and personal interests of the Proponent rather than interests shared by other stockholders at large." No-Action Request at 14. This argument is unsupported by the plain facts or by prior Staff decisions and therefore must fail.

Simply, there is no question that Revlon's having its products tested on animals in China (and possibly other countries) is a matter of common interest to customers and stockholders. Most revealingly, *Revlon itself has posted to its Facebook page to address concerns that its products were being tested on animals*. No-Action Request at 4. Notwithstanding the fact that this information is misleading and does not address those concerns, Revlon obviously thought that the matter was important enough to its customers and shareholders to post this to the "About" section of its page, which has over 920,000 "likes" as of February 8, 2014.

For more than two decades prior to revelations regarding China, Revlon was among the largest mainstream international companies on PETA's list of cruelty-free companies. Indeed, in 1989, Revlon made known to PETA before announcing publicly that it planned to implement a ban on all tests on animals. Since then, PETA has shared this information with millions of consumers through news releases, in its printed materials, and on its website. As a result, Revlon has enjoyed the support of millions of consumers who choose to buy cosmetics from companies that don't test on animals. However, when Revlon's policy changed, it did not contact PETA to share this fact or announce it publicly. When PETA learned that the Chinese government requires tests on animals before many cosmetics products can be marketed in China, the group immediately contacted Revlon, which markets in China, to make sure that the company was still adhering to its companywide ban on animal testing. Questions about how the Chinese government's animal testing requirements have affected the company's animal testing policy were repeatedly ignored. PETA receives hundreds of inquiries annually as to the status of animal tests on Revlon's products.

A simple Google search reveals countless articles and blog posts of individuals who were concerned after learning that Revlon has its products tested on animals, including a blogger who wrote that "Revlon is a loved brand of mine" and contacted the company directly, which responded:

> *Thank you for your email and thank you for coming directly to us to clarify on animal testing.*
>
> *Revlon does not conduct animal testing. Since 1989, Revlon has eliminated animal testing in all phases of research, development and manufacturing of all of our products. We do not support, nor request that our suppliers do, animal testing. In fact, our vendor standards state that Revlon does not condone the use of animal testing in any of its products and instructs suppliers that they should not perform any animal testing for product development and/or safety evaluations on materials or products supplied to Revlon.*
>
> *I hope this helps to clear up any confusion and please know that we understand customers concerns with this particular issue, and it is one which Revlon takes very seriously.*
>
> *Thank you again for coming to us to clarify.*[5]

The blogger concluded, "At the end of the day, we can only do what we can with the information available. I will continue to consider Revlon cruelty free." This exchange clearly demonstrates public concern with Revlon's actions and the misleading approach the company has chosen to take.[6]

Finally, Revlon's reasoning would virtually eviscerate Rule 14a-8 and ban any investor who publicly expresses opposition against a harmful company practice from bringing a shareholder resolution to address that issue and attempt to improve corporate stewardship, whether it be with regard to the environment, discrimination, human rights, or animal welfare. Not only are these arguments entirely unfounded, but they have been rejected by the staff specifically with regard to PETA, *Wendy's Int'l, Inc.* (Feb. 8, 2005) (not permitting reliance on this rule where PETA's proposal involved exploring the feasibility of suppliers to phase-in controlled-atmosphere killing to result in less inhumane slaughter), and others, *e.g., Gen. Elec. Co.* (Jan. 11, 2008) (not permitting reliance on this rule where the proponent had previously submitted similar proposals and spoke at the annual meetings of this and other companies regarding the same issue, chronicled its efforts on its website, and made allegedly disparaging comments in the media).

[5] *Revlon Animal Testing Update*, Confessions of a Beauty Addict, http://www.confessionsofabeautyaddict.com/2012/07/revlon-animal-testing-update.html (July 22, 2012).
[6] *See also, e.g., Revlon's "Cruelty-Free" Response?*, Veggie Beauty (June 13, 2012), http://veggiebeauty.com/1727/revlons-cruelty-free-response; *Ask Revlon to Join the Leaping Bunny Program*, Leaping Bunny, http://leapingbunny.org/action1.php.

The fact of Revlon's products being tested on animals is unquestionably in the common interest of customers and stockholders.[7] Thus, Revlon may not exclude the Proposal as a "personal grievance" on this basis.

III. Conclusion

We respectfully request that the Staff decline to issue a no-action response to Revlon and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8.

Should you need any additional information in reaching your decision, please contact me at your earliest convenience. If you intend to issue a no-action letter to Revlon, we would welcome the opportunity to discuss this matter further before that response is issued.

Thank you.

Very truly yours,

Jared S. Goodman

Enclosures

cc: Marc Gerber, Skadden, Arps, Slate, Meagher & Flom LLP, marc.gerber@skadden.com

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[7] Revlon notes that a PETA representative attended and made a statement at the company's 2013 annual meeting of stockholders, "which included asking the Company 'to end sales in China.'" What Revlon does not highlight is that the remainder of the statement focuses on how the company had knowingly misrepresented itself as a company whose products were not tested on animals and had refused to respond to inquiries as to whether the company was funding tests in China. Revlon also states that "no other stockholder present at such meeting articulated any support for the Proponent's statement," but fails to note that there were only approximately 4 shareholders in attendance who were plainly not employed by the company.

Exhibit A

TRANSPARENCY IN ANIMAL TESTING

RESOLVED, to promote transparency, the Board should issue an annual report to shareholders accurately disclosing the company's policy on animal testing; any violations of the policy or changes to the policy; whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, formulations, or ingredients; countries in which those tests occurred; the types of tests; the numbers and species of animals used; and specific actions our Company is taking to eliminate this testing.

Supporting Statement

For more than two decades, Revlon portrayed itself to its shareholders and consumers as a company that had banned all animal tests and, as a result, has enjoyed the support of millions of consumers who care deeply about this issue. It was discovered last year that our company has not been transparent about its actions and has been marketing its products in China, where cosmetics companies are required to pay for their products to be tested on animals. Our Company's animal test policy has been vague and has not explicitly stated that animal tests were being conducted.

Furthermore, in 2012, our Company repeatedly refused to confirm or deny whether it paid for tests on animals in order to sell its products in China. At our 2013 Annual Shareholders' meeting, our Company finally disclosed that it does market and sell in countries that require tests on animals for its products and that the company is complying with those countries' animal testing requirements.

As Revlon customers have long relied on our company's pledge that it is not involved in animal testing in any way, our Company has risked losing the trust and support of its loyal customer base. In this competitive global market, we must ensure that Revlon's products and reputation are above reproach, and the secrecy around our company's animal testing practices must be lifted to regain consumers' trust.

Our company is aware that animal tests for cosmetics are not necessary in order to market safe products. Indeed, such testing is now illegal in the European Union, India, and Israel and is not required in the United States. The estimated 75 animals who are poisoned for each product in these tests in China are force-fed the product, have it dripped into their eyes, and are ultimately killed. Revlon has chosen to allow this misery for marketing—not scientific—reasons and appears to be taking no action toward ending China's requirement for these painful tests.

Our Company's previous commitment to using only nonanimal test methods must be restored and strengthened, and it would be in our shareholders' best interest for our company to work actively toward eliminating foreign requirements for animal tests. Toward that end, we propose that our Company issue an annual report, as described above, so that shareholders may be kept informed about this important area.

We urge shareholders to vote **FOR** this socially and ethically significant proposal.

Exhibit B

8-K 1 a50794305.htm REVLON, INC. 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: January 30, 2014
(Date of earliest event reported: January 30, 2014)

Revlon, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11178	13-3662955
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

237 Park Avenue New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

(212) 527-4000
(Registrant's telephone number, including area code)

None
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05. Costs Associated with Exit or Disposal Activities.

In October 2013, Revlon Consumer Products Corporation ("RCPC" and together with Revlon, Inc., the "Company") acquired The Colomer Group Participations, S.L. ("Colomer") and disclosed that it planned to integrate Colomer's operations into the Company's business. The Company is now implementing these integration actions, as well as additional restructuring actions identified to reduce costs across the Company's businesses (all such actions, together the "Integration Program").

The Company expects to recognize total restructuring charges, capital expenditures and related non-restructuring costs under the Integration Program of approximately $45 million to $50 million over the periods described below, and to achieve annualized cost reductions of approximately $30 million to $35 million. Approximately $10 million to $15 million of these cost reductions are expected to benefit 2014 results.

The Integration Program is designed to deliver cost reductions throughout the combined organization by generating synergies and operating efficiencies within the Company's global supply chain and consolidating offices and back office support, and other actions designed to reduce selling, general and administrative expenses. Certain actions that are part of the Integration Program are subject to consultations with employees, works councils or unions and governmental authorities. The Company expects to substantially complete the Integration Program by the end of 2015.

The approximately $45 million to $50 million of total restructuring charges, capital expenditures and related non-restructuring costs under the Integration Program referred to above consist of the following:

1. The Company expects total pre-tax restructuring and related charges to be approximately $22 million to $27 million, with approximately $22 million to $25 million expected to be recognized in 2014 and any remaining charges to be recognized in 2015.

    a. These total charges consist primarily of approximately $20 million to $23 million in employee-related costs, including severance and other contractual termination benefits.

    b. All of these charges are expected to be cash, with approximately $20 million to $25 million to be paid in 2014 and the remaining balance in 2015.

2. The Company expects to incur approximately $8 million of integration-related capital expenditures, of which approximately $7 million is expected to be paid in 2014 and the remaining balance in 2015.

3. Approximately $13 million of non-restructuring costs incurred during 2013 related to combining Colomer's operations into the Company's business (approximately $6 million of which were non-cash asset write-offs) and approximately $2 million of additional similar non-restructuring costs expected to be incurred in 2014.

All amounts reported in this Form 8-K (1) supersede the Company's previously-disclosed expected Colomer acquisition-related integration costs of approximately $40 million and annualized cost synergies of approximately $25 million and (2) are in addition to the Company's previously-disclosed expected charges of approximately $22 million (approximately $21 million of which was recorded in December 2013) and annualized cost reductions of approximately $11 million, primarily related to the Company exiting its operations in China.

The Company intends to release results for the fourth quarter and fiscal year ended December 31, 2013 and host a conference call on Wednesday March 5, 2014, at 9:30 a.m. EST.

Forward-Looking Statements

Statements and other information included in this Form 8-K, which are not historical facts, including statements about the Company's plans, strategies, beliefs and expectations, as well as certain estimates and assumptions used by the Company's management, may contain forward-looking statements. Forward-looking statements speak only as of the date they are made and, except for the Company's ongoing obligations under the U.S. federal securities laws, the Company undertakes no obligation to publicly update any forward-looking statement, whether to reflect actual results of operations; changes in financial condition; changes in general economic, industry or cosmetics category conditions; changes in estimates, expectations or assumptions; or other circumstances or events arising after the filing of this Form 8-K. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on preliminary or potentially inaccurate estimates and assumptions. Such forward-looking statements include, without limitation, the Company's beliefs, expectations and estimates about: (i) the Company's plans to implement actions to integrate Colomer's operations into the Company's business, as well as additional restructuring actions identified to reduce costs across the Company's businesses (all such actions, together the "Integration Program"); (ii) the Company's expectation to recognize total restructuring charges, capital expenditures and related non-restructuring costs under the Integration Program of approximately $45 million to $50 million over the periods described below; (iii) the Company's expectation to achieve annualized cost reductions of approximately $30 million to $35 million and its expectation that approximately $10 million to $15 million of these cost reductions will benefit 2014 results; (iv) the Company's belief that the Integration Program is designed to deliver cost reductions throughout the combined organization by generating synergies and operating efficiencies within the Company's global supply chain and consolidating offices and back office support, and that other actions are designed to reduce selling, general and administrative expenses; (v) the Company's expectations to substantially complete the Integration Program by the end of 2015; (vi) the Company's expectations that total pre-tax restructuring and related charges will be approximately $22 million to $27 million, with approximately $22 million to $25 million expected to be recognized in 2014 and any remaining charges to be recognized in 2015; (vii) the Company's expectations that the total charges referred to in subclause (vi) above will consist primarily of approximately $20 million to $23 million in employee-related costs, including severance and other contractual termination benefits; (viii) the Company's expectations that all of the charges referred to in subclause (vi) above will be cash, with approximately $20 million to $25 million to be paid in 2014 and the remaining balance in 2015; (ix) the Company's expectations to incur approximately $8 million of integration-related capital expenditures, of which approximately $7 million will be paid in 2014 and the remaining balance in 2015; (x) the Company's expectations to incur approximately $2 million of additional non-restructuring costs related to combining Colomer's operations into the Company's business in 2014; and (xi) the Company's previously-disclosed expectations of recognizing charges of approximately $22 million (approximately $21 million of which was recorded in December 2013) and annualized cost reductions of approximately $11 million, primarily related to the Company exiting its operations in China. Actual results may differ materially from such forward-looking statements for a number of reasons, including those set forth in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including, without limitation, the Company's Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that the Company will file with the SEC (which may be viewed on the SEC's website at http://www.sec.gov or on Revlon, Inc.'s website at http://www.revloninc.com), as well as reasons including: (i) difficulties, delays or the inability of the Company to successfully complete the Integration Program, in whole or in part, which could result in less than expected operating and financial benefits from such actions; (ii) higher than anticipated restructuring charges, capital expenditures and/or related non-restructuring costs under the Integration Program; (iii) difficulties, delays or the inability of the Company to realize the anticipated costs reductions from the Integration Program, in whole or in part, and/or changes in the timing of realizing any such cost reductions; (iv) difficulties with, delays in or the Company's inability to generate certain synergies and/or operating efficiencies from the Integration Program; (v) delays in or the Company's inability to substantially complete the Integration Program by the end of 2015; (vi) higher than anticipated restructuring charges and/or changes in the timing of such charges; (vii) higher than anticipated employee-related costs; (viii) higher than anticipated cash payments related to the restructuring charges referred to in subclause (vi) above and/or changes in the timing of such payments; (ix) higher than anticipated integration-related capital expenditures and/or changes in the timing of such capital expenditures; (x) higher than anticipated non-restructuring costs related to combining Colomer's operations into the Company's business and/or changes in the timing of such costs; and/or (xi) higher than anticipated charges and/or less than expected annualized cost reductions primarily related to the Company exiting its operations in China. Factors other than those listed above could also cause the Company's results to differ materially from expected results. Additionally, the business and financial materials and any other statement or disclosure on or made available through the Company's websites or other websites referenced herein shall not be incorporated by reference into this Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON, INC.

By: */s/ Lucinda K. Treat*
Lucinda K. Treat
Executive Vice President
and
General Counsel

January 30, 2014

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 27, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Revlon, Inc. – 2014 Annual Meeting of Stockholders
Omission of Shareholder Proposal of
People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is submitted on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff.

Accordingly, we are taking this opportunity to request that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence be furnished concurrently to the undersigned on behalf of the Company.

I. INTRODUCTION

On December 17, 2013, the Company received the Proposal, a cover letter and a broker letter, copies of which are attached hereto as Exhibit A. The text of the resolution contained in the Proposal is copied below:

> **RESOLVED,** to promote transparency, the Board should issue an annual report to shareholders accurately disclosing the company's policy on animal testing; any violations of the policy or changes to the policy; whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, formulations, or ingredients; countries in which those tests occurred; the types of tests; the numbers and species of animals used; and specific actions our Company is taking to eliminate this testing.

The text of the supporting statement contained in the Proposal is copied below:

> For more than two decades, Revlon portrayed itself to its shareholders and consumers as a company that had banned all animal tests and, as a result, has enjoyed the support of millions of consumers who care deeply about this issue. It was discovered last year that our company has not been transparent about its actions and has been marketing its products in China, where cosmetics companies are required to pay for their products to be tested on animals. Our Company's animal test policy has been vague and has not explicitly stated that animal tests were being conducted.
>
> Furthermore, in 2012, our Company repeatedly refused to confirm or deny whether it paid for tests on animals in order to sell its products in China. At our 2013 Annual Shareholders' meeting, our Company finally disclosed that it does market and sell in countries that require tests on animals for its products and that the company is complying with those countries' animal testing requirements.
>
> As Revlon customers have long relied on our company's pledge that it is not involved in animal testing in any way, our Company has risked losing the trust and support of its loyal customer base. In this competitive global market, we must ensure that Revlon's products and reputation are above

reproach, and the secrecy around our company's animal testing practices must be lifted to regain consumers' trust.

Our company is aware that animal tests for cosmetics are not necessary in order to market safe products. Indeed, such testing is now illegal in the European Union, India, and Israel and is not required in the United States. The estimated 75 animals who are poisoned for each product in those tests in China are force-fed the product, have it dripped into their eyes, and are ultimately killed. Revlon has chosen to allow this misery for marketing—not scientific—reasons and appears to be taking no action toward ending China's requirement for these painful tests.

Our Company's previous commitment to using only nonanimal test methods must be restored and strengthened, and it would be in our shareholders' best interest for our company to work actively toward eliminating foreign requirements for animal tests. Toward that end, we propose that our Company issue an annual report, as described above, so that shareholders may be kept informed about this important area.

We urge shareholders to vote **FOR** this socially and ethnically significant proposal.

II. BASES FOR EXCLUSION

We hereby respectfully request that the Staff affirm the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations, namely, (i) decisions regarding the countries in which the Company markets and sells its products and (ii) involvement of the Company in the political or legislative process relating to an aspect of the Company's operations;

- Rule 14a-8(i)(5), because the Proposal is not significantly related to the Company's business where (i) the Company does not conduct any animal testing whatsoever and has not done so since 1989 and (ii) the Company's operations in China have been *de minimis* and the Company has announced plans to exit its operations in China in 2014;

- Rule 14a-8(i)(10), because the Company has substantially implemented the essential objective of the Proposal where the Company has announced plans to exit its operations in China in 2014 and the Company does not conduct any animal testing whatsoever, and has not since 1989; and

- Rule 14a-8(i)(4), because the Proposal is designed to further a personal interest of the Proponent that is not shared by the Company's other stockholders at large, where the Proponent has engaged in a targeted campaign against the Company to end sales in China and submitted a stockholder proposal for the sole purpose of furthering its campaign and where the Proposal furthers the mission and personal interests of the Proponent rather than interests shared by other stockholders at large.

III. BACKGROUND

The Company is a global color cosmetics, hair color, beauty tools, fragrances, skincare, anti-perspirant deodorants and beauty care products company. As disclosed on the Company's Facebook page, the Company does not conduct any animal testing whatsoever:

> Revlon does not conduct animal testing and has not done so since 1989. We comprehensively test all of our products using the most technologically advanced methods available to ensure they are both innovative and safe to use. We believe that women should have the opportunity to express themselves through makeup, so we sell our products in many markets around the world and as such, are subject to local rules and regulations. Regulatory authorities in a few countries conduct independent testing in order to satisfy their own mandatory registration requirements. Revlon complies with all regulations in the countries in which our products are sold, and supports the advancement of non-animal testing alternatives and methodologies in our industry.

The Proponent is an animal rights organization that campaigns against cruelty to animals and engages in a number of tactics, including consumer protests and media coverage, to further the organization's mission of stopping animal abuse.

Since 2012, the Proponent has been engaged in a targeted campaign against the Company for the marketing and sale of its products in countries in which regulatory authorities conduct independent animal testing under mandatory product registration requirements. In September 2012, the Proponent reported on its website that it was "stepping up [its] involvement with Revlon in a very different way" – purchasing shares of the Company's stock in order to "get the tests stopped." As reported by the Proponent on its website, the Proponent purchased Company shares for the sole purpose of allowing the Proponent to attend the Company's annual stockholders' meeting and, after holding the shares for a year, to submit a stockholder proposal:

> PETA turned to this innovative way to be heard by the company—purchasing just enough Revlon stock to allow us to attend shareholder meetings—after our repeated requests for information went unanswered. Next year, after we've held stock for a year, we'll be eligible to introduce a shareholder resolution calling on Revlon to renew its commitment to cruelty-free products.

The Proponent attended the Company's 2013 annual stockholders' meeting to protest the Company's sale of products in China and to ask the Company "to end sales in China." Copies of the Proponent's press release regarding its statement at the 2013 annual stockholders' meeting and website postings regarding the Company are attached hereto as Exhibit B.

As stated above and on its Facebook page, the Company does not conduct any animal testing whatsoever. While the Company is aware that Chinese regulatory authorities may conduct animal testing on the Company's products as required under local laws, the Company has neither control over nor involvement in any such animal testing conducted by Chinese regulatory authorities, other than the payment of regulatory fees assessed upon the registration of the Company's products in China. The Company recently announced in a Form 8-K dated December 30, 2013 (the "China Exit Plan 8-K") that it will exit its operations in China in 2014, which operations have never constituted 5% or more of the Company's total assets, net earnings and gross sales and have been, in fact, *de minimis* (*i.e.*, such operations in China accounted for less than 1% of the Company's total assets as of December 31, 2012 and less than 2% of the Company's gross sales for fiscal year 2012 and operated at a net loss for fiscal year 2012, and are in the process of being wound down).

IV. ANALYSIS

A. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because it Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal if it deals with a matter relating to a company's ordinary business operations. In pertinent part, the Proposal seeks disclosure of the Company's animal testing policy and actions that the Company is taking to eliminate animal testing. In particular, the Proponent's supporting statement highlights animal testing in China, a concern which the Proponent articulated at the Company's 2013 annual stockholders' meeting (see the materials attached as Exhibit B).

In respect to the Proponent's disclosure request, the Company has already disclosed its policy on animal testing on its Facebook page, which provides that, where the Company can control such testing, it does not conduct any. In jurisdictions where regulatory agencies conduct animal testing pursuant to local product registration laws (which is currently only China), however, the Company operates in accordance with the applicable laws of those jurisdictions. Further, the Company has also publicly disclosed in many of its various periodic reports on Form 10-K and Form 10-Q that it conducts business in China, which is commonly known by those interested to be the only country to regularly conduct animal testing as part of its product registration requirements.

The Proposal calls for the Company to issue an annual report to stockholders as to whether the Company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, formulations, or ingredients and the countries in which those tests occurred. Moreover, the Proposal's supporting statement objects to the Company "marketing its products in China" and "market[ing] and sell[ing] in countries that require tests on animals." Other than choosing not to do business in China, there is no other action the Company could take to cease animal testing. As a result, the Proposal seeks to have the Company end the marketing and sale of its products in China because China conducts animal testing. Accordingly, implementation of the Proposal would effectively interfere with management's decisions about territories in which it should sell its products by seeking to prohibit the Company from doing business in certain countries. Decisions relating to the countries in which the Company sells its products and conducts its operations are fundamental management functions covered under Rule 14a-8(i)(7).

The Proposal also seeks to have the Company take specific actions to eliminate animal testing. As the Company does not conduct animal testing itself, implementation of the Proposal would effectively involve the Company in a political or legislative process to convince China to cease its animal testing, thereby providing an additional basis for the Company's belief that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

1. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because It Deals with the Sale of the Company's Products.

In Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying this exclusion rests on two considerations: (1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The 1998 Release notes an exception to the ordinary business exclusion for proposals "focusing on sufficiently significant social policy issues" as transcending day-to-day business matters and raising policy issues so significant that it would be appropriate for a shareholder vote. The Staff provided additional guidance in Staff Legal Bulletin No. 14C (June 28, 2005), noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

Decisions relating to the countries in which the Company sells (or does not sell) its products are ordinary business matters that are fundamental to management's running of the Company on a day-to-day basis and involve complex business judgments that stockholders are not in a position to make. The fact that a proposal also involves a social policy issue will not, in and of itself, render the proposal incapable of exclusion under the ordinary business exception. *See Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion of a proposal requesting board review of pricing and marketing policies and a report on the company's response to pressure to increase access to prescription drugs because it related to the company's ordinary business operations "*i.e.*, marketing and public relations"); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting exclusion of a proposal requesting a report on actions taken to ensure that suppliers would not use child or slave labor because one element of the proposal, regarding a sustainable living wage, related to ordinary business operations); *E.I. du Pont de Nemours and Co.* (Mar. 8, 1991) (permitting exclusion of a proposal involving accelerating the phase-out of certain chemicals and developing a program on R&D and marketing substitutes because "the thrust of the proposal appear[ed] directed at ... the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations").

Even if a proposal relates to a significant policy issue, the Staff has confirmed that a proposal focusing on ordinary business operations may be excluded. As discussed above, the Proposal seeks to have the Company end the marketing and sale of its products in China because China conducts animal testing. Accordingly, implementation of the Proposal would effectively interfere with management's decisions about territories in which it should sell its products by seeking to prohibit the Company from doing business in certain countries, namely in China, which is the only country that the Company knows of where regulatory authorities conduct animal testing on certain products in accordance with local product registration laws (which testing the Company does not participate in or have any control over, and which is unavoidable after having made the management decision to sell its products there). *See, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, the proposal also asked the company to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, the proposal also asked the company to disclose information about how it manages its workforce, an ordinary business matter); *General Electric Co.* (Feb. 3, 2005) (same). In *Bank of America Corp.* (Feb. 24, 2010), the Staff concurred that a proposal related to reducing GHG emissions, a significant environmental policy issue, was nevertheless excludable under Rule 14a-8(i)(7) because it also "addressed matters beyond the environmental impact ... such as Bank of America's decisions to extend credit or provide other financial services to particular types of customers." Accordingly, the Staff confirmed that "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)." *See also Walgreen Co.* (Oct. 13, 2006) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed a significant policy issue relating to harmful chemicals in products, the proposal related to the "sale of particular products").

In applying this rule to proposals that relate to alleged cruel and inhuman treatment of animals, the Staff has similarly permitted exclusion under ordinary business where the proposal also dealt with the manner of sale of a company's products. In *Lowe's Companies, Inc.* (Mar. 18, 2010) and *The Home Depot, Inc.* (Mar. 12, 2010), the proposal encouraged the company to label all glue traps sold in stores with a warning stating the danger such traps posed to companion animals, wildlife and human health. The Staff agreed that the proposal was excludable as relating to the company's ordinary business because it dealt with "the manner in which [the company] sells particular products." *See also FMC Corp.* (Feb. 25, 2011) (permitting exclusion of a proposal requesting a product stewardship program relating to the misuse of Furadan and other pesticides because the proposal related to the "products offered for sale by the company").

Here, the Proposal, if implemented, would effectively interfere with management's decisions about territories in which it should sell its products by seeking to prohibit the Company from doing business in certain countries, namely in China. Such decisions are ordinary business matters for management, not stockholders.

2. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because It Seeks to Involve the Company in a Political or Legislative Process.

The Proposal calls for the Company to disclose in an annual report to stockholders specific actions that the Company is taking to eliminate animal testing. The Proponent's statement at the Company's 2013 annual stockholders' meeting asked the Company to "end sales in China" and the Proposal's supporting statement calls on the Company to take action "toward ending China's requirement for these painful [animal] tests." As stated above, the Company does not conduct animal testing itself, and has not done so since at least 1989. China is the only country that the Company knows of where China's regulatory authorities conduct animal testing on certain products in accordance with local product registration laws, and the Company does not participate in or have any control over such testing after having made the management decision to sell its products there. Accordingly, the Proposal would effectively force the Company to become involved in a legislative process in China in an effort to end China's animal testing, which conducts its own animal testing under its local regulatory scheme.

Under Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals that are directed at involving a company in a political or legislative process relating to an aspect of the company's operations. *See Int'l Business Machines Corp.* (Jan. 21, 2002) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested, among other things, that the company "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" because the proposal appeared "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations"); *Chrysler Corp.* (Feb. 10, 1992) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) when the proposal requested that Chrysler "actively support and lobby for UNIVERSAL HEALTH coverage" based upon enumerated concepts because the proposal was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations").

Here, the Proposal calls for the Company to disclose in an annual report to stockholders specific actions that the Company is taking to eliminate animal testing. As the Company conducts no animal testing and the only animal testing that the Company is aware of that could be covered by such a report would be testing conducted by China's regulatory authorities, the Proposal effectively seeks to force the Company to become involved in a legislative process in China in an effort to end China's animal testing, which conducts its own animal testing under its local regulatory scheme. Accordingly, insofar as the Proposal seeks to have the Company take specific steps to eliminate animal testing requirements in China and other foreign countries, like the proposals in *Int'l Business Machines Corp.* and *Chrysler*, the Proposal is directed at involving the Company in the political process relating to an aspect of the Company's business operations, which, as noted above, the Staff has found to be grounds for exclusion under Rule 14a-8(i)(7).

As described above, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) because: (1) the Proposal deals with matters relating to the Company's ordinary business operations in that its implementation would effectively interfere with management's decisions about territories in which it should sell its products by seeking to prohibit the Company from doing business in certain countries, namely in China, and (2) the Proposal is directed at involving the Company in the political process relating to the Company's business operations by calling for the Company to take steps to eliminate animal testing in foreign countries, which in the Company's case could conceivably only apply to the product testing conducted by China's regulatory authorities.

B. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because the Proposal is not Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal if it is related to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business. Because the Company conducts no animal testing whatsoever and because the Company's operations in China are *de minimis* and winding down during 2014 (*i.e.*, such operations in China accounted for less than 1% of the Company's total assets as of December 31, 2012 and less than 2% of the Company's gross sales for fiscal year 2012 and operated at a net loss for fiscal year 2012, and are in the process of being wound down), the Company believes the Proposal is excludable under Rule 14a-8(i)(5).

1. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because It Conducts No Animal Testing Whatsoever.

As discussed in Section III of this letter, the Company conducts no animal testing whatsoever and supports the advancement of non-animal testing alternatives and methodologies in the industry, and the Company has publicly disclosed those matters on its Facebook page. While the Company recognizes that some countries in which the Company sells its products have mandatory product registration requirements that require local regulatory authorities to conduct independent testing, the Company has no control or involvement in such testing processes.

The Staff has permitted the exclusion of proposals under Rule 14a-8(i)(5) where the company has demonstrated that the "subject matter of [the] proposal bears no economic relationship to the issuer's business." *See* Exchange Act Release No. 34-19135 (Oct. 14, 1982) (the "1982 Release"). Moreover, even where a proposal relates to significant social or ethical issues, the Staff has permitted exclusion when the subject matter of the proposal had little or no connection to the company's actual operations. In *Eli Lilly and Co.* (Feb. 2, 2000), the proposal requested that the board "assist the exposing of the heinous act of obtaining human fetuses for research," "support the cesstation [sic] of procurring [sic] human fetuses" and "provide the wherewithal to enable the entire industry to refocus." The Staff granted no-action relief under Rule 14a-8(i)(5), noting the company's representation that it did not obtain human fetuses for research. *See Procter & Gamble Co.* (Aug. 11, 2003) (permitting exclusion of a proposal requesting that the company adopt a new policy forbidding human embryonic stem cell research where the company represented that it did not perform any human embryonic stem cell research); *La Jolla Pharmaceutical Co., Inc.* (Feb. 18, 1997) (permitting exclusion of a proposal requesting that the company "refrain from using any fetal tissue or human body parts obtained from any intentionally aborted unborn children" where the company represented that it "d[id] not use fetal tissue or body parts from intentionally aborted fetuses"). Accordingly, a proposal that is "ethically significant in the abstract but ha[s] no meaningful relationship to the [company's] business" may be excluded. *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985).

The subject matter of the Proposal relates to "transparency in animal testing" and disclosure of the Company's policy on animal testing. Animal testing bears no relationship to the Company's actual operations because the Company conducts no animal testing whatsoever and has no plans to conduct animal testing in the future. The Proposal therefore satisfies the quantitative thresholds under Rule 14a-8(i)(5) (*i.e.*, the Company conducts no animal testing), is not otherwise significantly related to the Company's business and, accordingly, is excludable under Rule 14a-8(i)(5).

2. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(5) Because Its Operations in China Are *De Minimis*.

Insofar as the Proposal relates to the Company's marketing and sale of products in China, the Proposal is also excludable under Rule 14a-8(i)(5) because the Company's operations in China are *de minimis*, accounting for less than 1% of the Company's total assets as of December 31, 2012 and less than 2% of the Company's gross sales for fiscal year 2012 and operated at a net loss for fiscal year 2012. Accordingly, the Company's operations in China fall well below the quantitative thresholds under Rule 14a-8(i)(5). Also, the Proposal is not otherwise significantly related to the Company's business given that, as reported in the Company's Form 10-K for fiscal year 2012, the Company's products are sold in more than 100 countries across 6 continents with a majority of net sales being in the U.S. Moreover, as previously reported in the China Exit Plan 8-K, the Company is exiting its operations in China in 2014 and, therefore, the Proposal is not related to any of the Company's business after giving effect to the Company's wind-down of its China operations.

The Staff has consistently permitted the exclusion of proposals where the company demonstrated that the proposal did not meet the quantitative thresholds under Rule 14a-8(i)(5) and where the proposal was not otherwise significantly related to the company. *See, e.g., Goldman Sachs Group, Inc.* (Feb. 19, 2013) (permitting exclusion of a proposal requesting an analysis of the opportunities for the company, as a "person," to run for electoral office and a report on policy options regarding running for electoral positions because the company had no involvement and no plans to become involved in the business of running for political office and the proposal was not otherwise significantly related to the company's business); *Merck & Co., Inc.* (Jan. 4, 2006) (permitting exclusion of a proposal requesting that the board adopt a policy banning the obtaining and distribution, to participants in Merck's Partnership for Giving Campaign, of gifts obtained from China where the total amounts paid for such gifts were less than 5% of the company's total assets, net earnings and gross sales and was not otherwise significantly related to the company's business); *Hewlett-Packard Co.* (Jan. 7, 2003) (permitting exclusion of a proposal requesting that the company relocate or close its offices in Israel, divest itself of land owned in Israel and send a letter regarding Israel's violations of U.N. resolutions and human rights standards where the amount of revenue, earnings and assets attributable to the company's operations was less than 5% and the proposal was not otherwise significantly related to the company's business); *Lucent Technologies* (Nov. 21, 2000) (permitting exclusion of a proposal relating to forgiving and refunding certain lease payments to residential customers who leased "obsolete " telephone equipment from Lucent for a minimum of five years because the "amount of revenue, earnings and assets attributable to Lucent's consumer leases of telephone equipment [was] less than 5% and the proposal [was] not otherwise significantly related to Lucent's business"); *Motorola, Inc.* (Feb. 21, 1995) (permitting exclusion of a proposal requesting a policy prohibiting the sale of products or services to any settlement, including persons living in those settlements, located in the "Occupied Territories" where Israeli settlements exist because "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, [was] not otherwise significantly related to the Company's business").

Because the Company's business in China never met the quantitative thresholds under Rule 14a-8(i)(5) and, further, because the Company has announced that it will be exiting its operations in China in 2014, which it is in the process of doing, the Company believes the Proposal is excludable under Rule 14a-8(i)(5).

C. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal if the company has already substantially implemented the proposal. The essential objective behind the Proposal is to have the Company end the sale of its products in China. As disclosed in the China Exit Plan 8-K, the Company has announced plans to exit its operations in China and is in the process of doing so. Insofar as the Proponent's concern focuses on animal testing as a social policy issue, the Company met such concern many years ago by implementing a policy to not conduct animal testing itself on its products, as noted on the Company's Facebook page. With the Company's announcement that it will exit its operations in China during 2014, and the fact that the

Company does not conduct any animal testing whatsoever, and has not since 1989, the Company has substantially implemented the essential objective of the Proposal. Accordingly, because the Company has substantially implemented the essential objective of the Proposal, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"); Exchange Act Release No. 34-12598 (Sept. 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal as substantially implemented when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Target Corp.* (Mar. 26, 2013) (permitting exclusion of a proposal requesting that senior management state its philosophy regarding policies on "sustainable" activities that have the potential to reduce the company's bottom line and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal"); *Dominion Resources, Inc.* (Feb. 5, 2013) (permitting exclusion of a proposal requesting that the board make available a report addressing the company's plans for deploying wind turbines, where the company already made available, pursuant to statute, a comprehensive integrated resources plan providing a forecast of its load obligations and a plan to meet those obligations); *Pfizer Inc.* (Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (permitting exclusion of a proposal requesting a report on measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use because Pfizer had substantially implemented the proposal's essential objective by providing the requested information on its website); *Merck & Co., Inc.* (Mar. 14, 2012) (permitting exclusion of a proposal requesting a report disclosing procedures to ensure proper animal care, where the company's "public disclosures compare[d] favorably with the guidelines of the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Talbots, Inc.* (Apr. 5, 2002) (permitting exclusion of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom Inc.* (Feb. 8, 1995) (permitting exclusion of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

As discussed above, the supporting statement and the Proponent's other public statements make clear that the essential objective of the Proposal is to have the Company end the sale of its products in China. With the Company's announcement that it will exit its operations in China during 2014, and the fact that the Company does not conduct any animal testing whatsoever, and has not since 1989, the Company has substantially implemented the essential objective of the Proposal. Where a company has already acted favorably on an issue addressed in a stockholder proposal, Rule 14a-8(i)(10) does not require the company and its stockholders to reconsider the issue, even if the company has not implemented the proposal in exactly the manner requested by the proponent. Accordingly, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

D. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(4) Because the Proposal is Designed to Further a Personal Interest of the Proponent That is not Shared by the Other Stockholders at Large.

Rule 14a-8(i)(4) permits the exclusion of a stockholder proposal if it is related to the redress of a personal claim or grievance against a company or any other person, or designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Proposal is designed to further the Proponent's personal agenda, as confirmed by the Proponent's prior public statements, and benefit the mission and personal interests of the Proponent rather than interests shared by other stockholders at large. Accordingly, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(4).

As noted above, the Proponent made a statement on animal testing at the Company's 2013 annual stockholders' meeting, which included asking the Company "to end sales in China." The Company notes to the Staff that no other stockholder present at such meeting articulated any support for the Proponent's statement and the Company further notes that it has not received any type of animal testing proposals from any other stockholders in at least the past 10 years. In any event, to the extent that animal testing could be an issue of interest to the Company's stockholders at large, the Company has already addressed such issue by not conducting animal testing on its products since at least 1989 and by announcing its exit from its operations in China.

As stated by the Commission, the purpose of the rule is to "insure that the security holder proposal process [is] not . . . abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." 1983 Release. Moreover, the Commission has noted that "Rule 14a-8 . . . is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." 1982 Release.

The 1982 Release made clear that even if the shareholder proposal is phrased in broad terms that "might relate to matters which may be of general interest to all security holders," the proposal may be omitted from a company's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to ... further a personal interest." The 1982 Release also confirmed that the "history of the security holder proposal rule clearly indicates that proposals which attempt to further personal goals may be excluded from an issuer's proxy materials," such as "recommendations that shareholders of a utility pay the costs of nuclear power plant construction, rather than consumers, where the proponent was engaged in a campaign designed to reduce consumer rates." *See Long Island Lighting Co.* (Jan. 24, 1982) ("In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the Proponent is using the proposal as one of many tactics designed to further his consumer advocacy cause of reducing the rates to be paid by the user.").

The Staff, on numerous occasions, has concurred with the exclusion of a proposal that included a facially neutral resolution but where the facts demonstrated that the proposal was submitted to redress a personal claim or grievance or to further a personal interest, which benefit or interest was not shared with the other shareholders at large. For example, in *Int'l Business Machines Corp.* (Ludington) (Jan. 31, 1994) the Staff agreed that the company could exclude a proposal that would have required the company to provide shareholders with a list of all parties that receive corporate donations over $5,000 in any one fiscal year. The proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration. *See also State Street Corp.* (Jan. 5, 2007) (permitting the exclusion of a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct and engaging in a lengthy campaign of public harassment against the company and its CEO); *MGM Mirage* (Mar. 19, 2001) (permitting the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *Int'l Business Machines Corp.* (Soehnlein) (Jan. 31, 1995) (permitting the exclusion of a proposal to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

As described in Section III of this letter, by the Proponent's own admission, the Proponent's sole purpose in becoming a stockholder of the Company was to attend the Company's annual meeting and submit a stockholder proposal to further the organization's goal of ending the Company's sale of products in China. Under these facts and circumstances, inclusion of the Proposal in the Company's 2014 Proxy Materials would be a clear abuse of the stockholder proposal process to advance the Proponent's own interests, rather than to advance the interests of the Company's stockholders generally. While the supporting statement refers to it being in the stockholders' best interest for the Company "to work actively toward eliminating foreign requirements for animal tests," it is not clear at all from the Proposal exactly how expending the Company's resources to try to change foreign testing requirements would benefit the Company's stockholders. Plus, the Company has already addressed the broader issue of animal testing by clearly disclosing that it does not conduct animal testing on its products and has not done so for many years, since at least 1989.

Because the Proposal is designed to further the Proponent's personal interests which are not shared by the Company's other stockholders at large, and based on the Proponent's admission that it is using the stockholder proposal process to "work in yet another way to get the [animal] tests stopped," the Company believes that the Proposal is excludable under Rule 14a-8(i)(4).

V. Conclusion

The Company believes the Proposal is excludable under (i) Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations, (ii) Rule 14a-8(i)(5) because the Proposal is not significantly related to the Company's business, (iii) Rule 14a-8(i)(10) because the Company has substantially implemented the essential objective of the Proposal and (iv) Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent, which is not shared by the Company's other stockholders at large. Accordingly, the Company respectfully requests that the Staff affirm that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: Jared S. Goodman
People for the Ethical Treatment of Animals

Lucinda K. Treat, Esq.
Revlon, Inc.

EXHIBIT A

(see attached)

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PETA

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

December 17, 2013

Michael T. Sheehan
Senior Vice President, Deputy General Counsel and Secretary
Revlon, Inc.
237 Park Avenue, 14th Floor
New York, NY 10017

VIA UPS NEXT DAY AIR SAVER

Dear Mr. Sheehan:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2014 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 190 shares of Revlon, Inc. common stock, most of which were acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2014 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org. If Revlon, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Sara Britt

Sara Britt, Coordinator
PETA Corporate Affairs

Enclosures: 2014 Shareholder Resolution
Morgan Stanley Smith Barney letter

Affiliates
- PETA India
- PETA Australia
- PETA Germany
- PETA Asia-Pacific
- PETA Netherlands
- PETA Foundation (U.K.)

TRANSPARENCY IN ANIMAL TESTING

RESOLVED, to promote transparency, the Board should issue an annual report to shareholders accurately disclosing the company's policy on animal testing; any violations of the policy or changes to the policy; whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, formulations, or ingredients; countries in which those tests occurred; the types of tests; the numbers and species of animals used; and specific actions our Company is taking to eliminate this testing.

Supporting Statement

For more than two decades, Revlon portrayed itself to its shareholders and consumers as a company that had banned all animal tests and, as a result, has enjoyed the support of millions of consumers who care deeply about this issue. It was discovered last year that our company has not been transparent about its actions and has been marketing its products in China, where cosmetics companies are required to pay for their products to be tested on animals. Our Company's animal test policy has been vague and has not explicitly stated that animal tests were being conducted.

Furthermore, in 2012, our Company repeatedly refused to confirm or deny whether it paid for tests on animals in order to sell its products in China. At our 2013 Annual Shareholders' meeting, our Company finally disclosed that it does market and sell in countries that require tests on animals for its products and that the company is complying with those countries' animal testing requirements.

As Revlon customers have long relied on our company's pledge that it is not involved in animal testing in any way, our Company has risked losing the trust and support of its loyal customer base. In this competitive global market, we must ensure that Revlon's products and reputation are above reproach, and the secrecy around our company's animal testing practices must be lifted to regain consumers' trust.

Our company is aware that animal tests for cosmetics are not necessary in order to market safe products. Indeed, such testing is now illegal in the European Union, India, and Israel and is not required in the United States. The estimated 75 animals who are poisoned for each product in these tests in China are force-fed the product, have it dripped into their eyes, and are ultimately killed. Revlon has chosen to allow this misery for marketing—not scientific—reasons and appears to be taking no action toward ending China's requirement for these painful tests.

Our Company's previous commitment to using only nonanimal test methods must be restored and strengthened, and it would be in our shareholders' best interest for our company to work actively toward eliminating foreign requirements for animal tests. Toward that end, we propose that our Company issue an annual report, as described above, so that shareholders may be kept informed about this important area.

We urge shareholders to vote **FOR** this socially and ethically significant proposal.

Wealth Management
1850 Tysons Boulevard
Suite 1000
McLean, VA 22102
tel 703 556 [illegible]
fax 703 556 [illegible]
toll free 800 [illegible]

Morgan Stanley

December 17, 2013

Michael T. Sheehan
Senior Vice President, Deputy General Counsel and Secretary
Revlon, Inc.
237 Park Avenue, 14th Floor
New York, NY 10017

Re: Verification of Shareholder Ownership Interest in Revlon, Inc.

Dear Secretary:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 190 shares of Revlon, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at 703-394-1997.

Sincerely,

Timothy E. Keena
First Vice President
Morgan Stanley

EXHIBIT B

(see attached)

PETA to Challenge Revlon's Tests on Animals at Annual Meeting

PETA to Challenge Revlon's Tests on Animals at Annual Meeting

For Immediate Release:
June 5, 2013

Contact:
Tasgola Bruner 202-483-7382

Edison, N.J. – PETA will attend the 2013 Annual Meeting of Stockholders of Revlon, Inc., on Thursday, June 6, 2013, at the Revlon Research Center in Edison, New Jersey, to ask the company to end sales in China, where tests on animals are required for cosmetics products.

When the meeting is opened to questions from the floor, Amanda Nordstrom, a research associate with PETA's Laboratory Investigations Department, will make the following statement:

For more than two decades, Revlon portrayed itself to PETA and to millions of consumers as a company whose products were not tested on animals. During all this time, Revlon enjoyed and benefited from PETA's support and our promotion of Revlon products to women around the world. Revlon betrayed that trust. In 2012, PETA found that Revlon has been selling its products in China, where tests on animals are required for cosmetics. When we questioned the company about this, Revlon repeatedly refused to answer our questions about whether it has been secretly paying for tests on animals. Your commitment to profit is obvious. Your commitment to consumers who care about cruelty-free products has been revealed as a sham. On behalf of PETA and our more than 3 million members and supporters, I ask Revlon to end sales in China in order to spare animals who continue to be killed in cruel tests. Will Revlon make this commitment?

After PETA discovered that Revlon was paying for tests on animals, the group purchased just enough Revlon stock (http://www.peta.org/blog/peta-becomes-part-owner-revlon/) to allow attendance at annual meetings. PETA plans to introduce a shareholder's resolution next year, after the group has held the stock for a year.

To learn more about companies that refuse to answer PETA's questions or that mislead consumers, please click here (/b/thepetafiles/archive/tags/Revlon/default.aspx). Revlon has top billing.

The 2013 Annual Meeting of Stockholders of Revlon, Inc., will be held at 10 a.m. Eastern Daylight Time on Thursday, June 6, 2013, at the Revlon Research Center at 2121 Route 27, Edison, NJ 08818.

PETA Becomes Part Owner of Revlon

Written by Michelle Kretzer (http://www.peta.org/blog/author/mkretzer/) | September 4, 2012

For more than two decades, Revlon (http://www.peta.org/blog/buyer-beware-animal-testing/) was a member of PETA's Caring Consumer program and refused to allow animals to be poisoned, burned, and blinded in tests of its products. But the company is now on the "Do Test" list after Revlon started selling products in China where animal tests (http://www.peta.org/issues/animals-used-for-experimentation/cosmetic-household-products-animal-testing/) are *required* for most cosmetics. Although PETA has asked Revlon numerous times to come clean about whether it is paying for animal tests overseas, the company won't say—which, to us, says it all. We are now stepping up our involvement with Revlon in a very different way—we're headed to the company's boardroom.



We bought stock in the company (http://www.peta.org/about-peta/learn-about-peta/success-stories/shareholder-resolutions/) because as shareholders, we can demand transparency about animal testing activity and also work in yet another way to get the tests stopped.

We've also set up an action alert that our supporters can use to e-mail Revlon and tell the company that consumers have a right to know whether its makeup is being tested on animals. Supporters can then tell everyone they know not to buy Revlon products until the company cleans up its act.

Take Action Now (https://secure.peta.org/site/Advocacy?cmd=display&page=UserAction&id=4179)

Many compassionate companies, including Paul Mitchell and Urban Decay (http://www.peta.org/blog/urban-decay-grabs-peta-award/), have held true to their cruelty-free principles and will not sell their products in China because they do not believe in funding animal tests. PETA is helping to fund scientists working with China (http://www.peta.org/blog/china-approve-first-non-animal-cosmetics-test/) to help the country institute non-animal tests (http://www.peta.org/issues/animals-used-for-experimentation/alternatives-testing-without-torture/), and until those tests are available, Revlon should pull its cosmetics off Chinese shelves, too. In the meantime, conscientious consumers can shop from a long list of companies on PETA's cruelty-free (/living/beauty-and-personal-care/companies/default.aspx) list that don't harm animals at home or abroad.

Why PETA Is Seriously Ticked Off at Revlon—and You Should Be, Too

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Written by Alisa Mullins (http://www.peta.org/blog/author/amullins/) | June 7, 2013



When cosmetics giant Revlon held its annual meeting in Edison, New Jersey, yesterday, PETA was there to put the cosmetics giant's bigwigs on the spot. They didn't need any "smoky rose" blush to add a little color to their cheeks when a PETA representative stood up and made the following statement:

> *For more than two decades, Revlon portrayed itself to PETA and to millions of consumers as a company whose products were not tested on animals. During all this time, Revlon enjoyed and benefited from PETA's support and our promotion of Revlon products to women around the world. Revlon betrayed that trust. In 2012, PETA found out that Revlon has been selling its products in China, where tests on animals are required for cosmetics. When we questioned the company about this, Revlon repeatedly refused to answer our questions about whether it has been secretly paying for tests on animals (http://www.peta.org/blog/buyer-beware-animal-testing/). Your commitment to profit is obvious. Your commitment to consumers who care about cruelty-free products has been revealed as a sham. On behalf of PETA and our more than 3 million members and supporters, I ask Revlon to end sales in China in order to spare animals who continue to be killed in cruel tests. Will Revlon make this commitment?*

The answer was what we expected: **Revlon sells its products in countries that require tests on animals for its products—and has no plans to stop.**

PETA turned to this innovative way to be heard by the company—purchasing just enough Revlon stock (http://www.peta.org/blog/peta-becomes-part-owner-revlon/) to allow us to attend shareholder meetings—after our repeated requests for information went unanswered. Next year, after we've held stock for a year, we'll be eligible to introduce a shareholder resolution calling on Revlon to renew its commitment to cruelty-free products.

What You Can Do

Refuse to buy Revlon products until the company pulls out of China like Paul Mitchell, Nature's Gate (http://www.peta.org/blog/natures-gate-ends-sales-china/), and other companies have. Visit our "Beauty Without Bunnies (http://www.peta.org/living/beauty/beauty-without-bunnies/)" page to find a list of companies that don't test on animals (/living/beauty-and-personal-care/companies/default.aspx) and to order a free copy of our first-ever global Cruelty-Free Shopping Guide (http://www.peta.org/living/beauty/order-cruelty-free-shopping-guide/) to take with your every time you shop.